WOLLMUTH MAHER & DEUTSCH LLP

500 FIFTH AVENUE
NEW YORK, NEW YORK 10110

TELEPHONE (212) 382-3300
FACSIMILE (212) 382-0050

December 19, 2005

The Office of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Marks & Spencer p.l.c. (File No. 82-1961)
<u>Submission of Information Pursuant to Rule 12g3-2(b)</u>

Ladies and Gentlemen:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed two (2) copies of the following announcement released to the London Stock Exchange:

Announcement	**Issue Date**
1. Publication of Prospectus	December 16, 2005

Please acknowledge your receipt of this information by date stamping the second copy of this transmittal letter and its attached copy of each of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Very truly yours,

By: *George Rudy*
George Rudy
Authorized Representative

Enclosures

Issue Date : 16 December 2005

Publication of Prospectus

The following prospectus has been approved by the UK Listing Authority and is available for viewing:

Prospectus for Marks and Spencer plc £3,000,000,000 Medium Term Note Programme

To view the full document, please paste the following URL into the address bar of your browser.

[Insert the URL of PDF prospectus]

For further information, please contact

Susan Lantz
Deputy Group Treasurer
Tel: +44 (0) 208 718 1359
Fax: +44 (0) 208 718 2699

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

OFFERING CIRCULAR

MARKS & SPENCER

MARKS AND SPENCER plc

(incorporated with limited liability in England and Wales with registered number 214436)

£3,000,000,000
Euro Medium Term Note Programme

Under this £3,000,000,000 Euro Medium Term Note Programme (the **Programme**), Marks and Spencer plc (the **Issuer**) may from time to time issue notes (the **Notes**) denominated in any currency agreed between the Issuer and the relevant Dealer (as defined below).

Notes may be issued in bearer or registered form (respectively **Bearer Notes** and **Registered Notes**). The maximum aggregate nominal amount of all Notes from time to time outstanding under the Programme will not exceed £3,000,000,000 (or its equivalent in other currencies calculated as described in the Programme Agreement described herein), subject to increase as described herein.

Factors which may affect the Issuer's ability to fulfil its obligations under Notes issued under the Programme and factors which are material for the purpose of assessing the market risks associated with Notes issued under the Programme are set out on pages 9-14.

The Notes may be issued on a continuing basis to one or more of the Dealers specified under "*Summary of the Programme*" and any additional Dealer appointed under the Programme from time to time by the Issuer (each a **Dealer** and together, the **Dealers**), which appointment may be for a specific issue or on an ongoing basis. References in this Offering Circular to the **relevant Dealer** shall, in the case of an issue of Notes being (or intended to be) subscribed by more than one Dealer, be to all Dealers agreeing to subscribe such Notes.

Application will be made to the Financial Services Authority in its capacity as competent authority under the Financial Services and Markets Act 2000 (the **UK Listing Authority**) for Notes issued under the Programme during the period of 12 months from the date of this Offering Circular to be admitted to the official list of the UK Listing Authority (the **Official List**) and to the London Stock Exchange plc (the **London Stock Exchange**) for such Notes to be admitted to trading on the London Stock Exchange's Gilt Edged and Fixed Interest Market.

References in this Offering Circular to Notes being **listed** (and all related references) shall mean that such Notes have been admitted to trading on the London Stock Exchange's Gilt Edged and Fixed Interest Market and have been admitted to the Official List. The London Stock Exchange's Gilt Edged and Fixed Interest Market is a regulated market for the purposes of Directive 93/22/EEC (the Investment Services Directive).

Notice of the aggregate nominal amount of Notes, interest (if any) payable in respect of Notes, the issue price of Notes and any other terms and conditions not contained herein which are applicable to each Tranche (as defined under "*Terms and Conditions of the Notes*") of Notes will be set out in the Final Terms (the **Final Terms**) which, with respect to Notes to be admitted to the Official List and admitted to trading/listed on the London Stock Exchange, will be delivered to the UK Listing Authority and the London Stock Exchange on or before the date of issue of the Notes of such Tranche.

The Programme provides that Notes may be listed or admitted to trading, as the case may be, on such other or further stock exchange(s) or markets as may be agreed between the Issuer and the relevant Dealer. The Issuer may also issue unlisted Notes and/or Notes not admitted to trading on any market.

The Issuer may agree with any Dealer and the Trustee (as defined herein) that Notes may be issued in a form not contemplated by the Terms and Conditions of the Notes herein, in which event a supplementary Offering Circular, if appropriate, will be made available which will describe the effect of the agreement reached in relation to such Notes.

Arranger

Citigroup

Dealers

Banco Bilbao Vizcaya Argentaria, S.A.	**BNP PARIBAS**
JPMorgan Cazenove	**Citigroup**
Fortis Bank	**HSBC**
Morgan Stanley	**Rabobank International**
Standard Chartered Bank	

The date of this Offering Circular is 20th October, 2005

This Offering Circular comprises a base prospectus for the purposes of Article 5.4 of Directive 2003/71/EC (the Prospectus Directive).

The Issuer accepts responsibility for the information contained in this Offering Circular. To the best of the knowledge of the Issuer, having taken all reasonable care to ensure that such is the case, the information contained in this Offering Circular is in accordance with the facts and does not omit anything likely to affect the import of such information.

Copies of Final Terms will be available from the registered office of the Issuer and from the specified office set out below of each of the Paying Agents (as defined below).

This Offering Circular is to be read in conjunction with all documents which are incorporated herein by reference (see "*Documents Incorporated by Reference*" below). This Offering Circular shall be read and construed on the basis that such documents are so incorporated and form part of this Offering Circular.

Neither the Dealers nor the Trustee have independently verified the information contained herein. Accordingly, no representation, warranty or undertaking, express or implied, is made and no responsibility or liability is accepted by the Dealers or the Trustee as to the accuracy or completeness of the information contained or incorporated in this Offering Circular or any other information provided by the Issuer in connection with the Programme. No Dealer nor the Trustee accepts any liability in relation to the information contained or incorporated by reference in this Offering Circular or any other information provided by the Issuer in connection with the Programme.

No person is or has been authorised by the Issuer or the Trustee to give any information or to make any representation not contained in or not consistent with this Offering Circular or any other information supplied in connection with the Programme or the Notes and, if given or made, such information or representation must not be relied upon as having been authorised by the Issuer, any of the Dealers or the Trustee.

Neither this Offering Circular nor any other information supplied in connection with the Programme or any Notes (a) is intended to provide the basis of any credit or other evaluation or (b) should be considered as a recommendation by the Issuer, any of the Dealers or the Trustee that any recipient of this Offering Circular or any other information supplied in connection with the Programme or any Notes should purchase any Notes. Each investor contemplating purchasing any Notes should make its own independent investigation of the financial condition and affairs, and its own appraisal of the creditworthiness, of the Issuer. Neither this Offering Circular nor any other information supplied in connection with the Programme or the issue of any Notes constitutes an offer or invitation by or on behalf of the Issuer, any of the Dealers or the Trustee to any person to subscribe for or to purchase any Notes.

Neither the delivery of this Offering Circular nor the offering, sale or delivery of any Notes shall in any circumstances imply that the information contained herein concerning the Issuer is correct at any time subsequent to the date hereof or that any other information supplied in connection with the Programme is correct as of any time subsequent to the date indicated in the document containing the same. The Dealers and the Trustee expressly do not undertake to review the financial condition or affairs of the Issuer during the life of the Programme or to advise any investor in the Notes of any information coming to their attention. Investors should review, *inter alia*, the most recently published documents incorporated by reference into this Offering Circular when deciding whether or not to purchase any Notes.

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended, (the *Securities Act*) and are subject to U.S. tax law requirements. Subject to certain exceptions, Notes may not be offered, sold or delivered within the United States or to U.S. persons (see "*Subscription and Sale*").

This Offering Circular does not constitute an offer to sell or the solicitation of an offer to buy any Notes in any jurisdiction to any person to whom it is unlawful to make the offer or solicitation in such jurisdiction. The distribution of this Offering Circular and the offer or sale of Notes may be restricted by law in certain jurisdictions. The Issuer, the Dealers and the Trustee do not represent that this Offering Circular may be lawfully distributed, or that any Notes may be lawfully offered, in compliance with any applicable registration or other requirements in any such jurisdiction, or pursuant to an exemption available thereunder, or assume any responsibility for facilitating any such distribution or offering. In particular, no action has been taken by the Issuer, the Dealers or the Trustee which would permit a public offering of any Notes outside the UK or distribution of this Offering Circular in any jurisdiction where action for that purpose is required. Accordingly, no Notes may be offered or sold, directly or indirectly, and neither this Offering Circular nor any advertisement or other offering material may be distributed or published in any jurisdiction,

except under circumstances that will result in compliance with any applicable laws and regulations. Persons into whose possession this Offering Circular or any Notes may come must inform themselves about, and observe, any such restrictions on the distribution of this Offering Circular and the offering and sale of Notes. In particular, there are restrictions on the distribution of this Offering Circular and the offer or sale of Notes in the United States, the European Economic Area (including the United Kingdom) and Japan (see "*Subscription and Sale*").

All references in this document to *Sterling* and £ refer to pounds sterling and to *euro* and € refer to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the Treaty establishing the European Community, as amended.

CONTENTS

In connection with the issue of any Tranche of Notes, the Dealer or Dealers (if any) named as the Stabilising Manager(s) (or persons acting on behalf of any Stabilising Manager(s)) in the applicable Final Terms may over-allot Notes (provided that, in the case of any Tranche of Notes to be admitted to trading on a regulated market in the European Economic Area, the aggregate principal amount of Notes allotted does not exceed 105 per cent. of the aggregate principal amount of the relevant Tranche) or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail. However, there is no assurance that the Stabilising Manager(s) (or persons acting on behalf of a Stabilising Manager) will undertake stabilisation action. Any stabilisation action may begin on or after the date on which adequate public disclosure of the terms of the offer of the relevant Tranche of Notes is made and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the issue date of the relevant Tranche of Notes and 60 days after the date of the allotment of the relevant Tranche of Notes.

DESCRIPTION OF THE PROGRAMME

The following description does not purport to be complete and is taken from, and is qualified in its entirety by, the remainder of this Offering Circular and, in relation to the terms and conditions of any particular Tranche of Notes, the applicable Final Terms. Words and expressions defined in "*Form of the Notes*" and "*Terms and Conditions of the Notes*" shall have the same meanings in this summary.

Issuer:	Marks and Spencer plc
Description:	Euro Medium Term Note Programme
Arranger:	Citigroup Global Markets Limited
Dealers:	Banco Bilbao Vizcaya Argentaria, S.A. BNP PARIBAS Citigroup Global Markets Limited Fortis Bank nv-sa HSBC Bank plc J.P. Morgan Securities Ltd. Morgan Stanley & Co. International Limited Coöperative Centrale Raiffeissen-Boerenleenbank B.A. (Rabobank International) Standard Chartered Bank and any other Dealers appointed in accordance with the Programme Agreement.
Certain Restrictions:	Each issue of Notes denominated in a currency in respect of which particular laws, guidelines, regulations, restrictions or reporting requirements apply will only be issued in circumstances which comply with such laws, guidelines, regulations, restrictions or reporting requirements from time to time (see "*Subscription and Sale*") including the following restrictions applicable at the date of this Offering Circular. **Notes having a maturity of less than one year** Notes having a maturity of less than one year will constitute deposits for the purposes of the prohibition on accepting deposits contained in section 19 of the Financial Services and Markets Act 2000 unless they are issued to a limited class of professional investors and have a denomination of at least £100,000 or its equivalent (see "*Subscription and Sale*").
Trustee:	The Law Debenture Trust Corporation p.l.c.
Issuing and Paying Agent:	Citibank, N.A.
Registrar and Transfer Agent:	Citigroup Global Markets Deutschland AG & Co. KGaA
Programme Size:	Up to £3,000,000,000 (or its equivalent in other currencies calculated as described in the Programme Agreement) outstanding at any time. The Issuer may increase the amount of the Programme in accordance with the terms of the Programme Agreement.
Distribution:	Notes may be distributed by way of private or public placement and in each case on a syndicated or non-syndicated basis.
Currencies:	Subject to any applicable legal or regulatory restrictions, any currency agreed between the Issuer and the relevant Dealer.
Maturities:	Any maturity as may be agreed between the Issuer and the relevant Dealer, subject to such minimum or maximum maturities as may be allowed or required from time to time by the relevant central bank (or equivalent body) or any laws or regulations applicable to the Issuer or the relevant Specified Currency.

Issue Price:

Notes may be issued on a fully-paid or a partly-paid basis and at an issue price which is at par or at a discount to, or premium over, par.

Form of Notes:

The Notes will be issued in bearer or registered form as described in "*Form of the Notes*".

Fixed Rate Notes:

Fixed interest will be payable on such date or dates as may be agreed between the Issuer and the relevant Dealer and on redemption and will be calculated on the basis of such Day Count Fraction as may be agreed between the Issuer and the relevant Dealer.

Floating Rate Notes:

Floating Rate Notes will bear interest at a rate determined:

(a) on the same basis as the floating rate under a notional interest rate swap transaction in the relevant Specified Currency governed by an agreement incorporating the 2000 ISDA Definitions (as published by the International Swaps and Derivatives Association, Inc., and as amended and updated as at the Issue Date of the first Tranche of the Notes of the relevant Series); or

(b) on the basis of a reference rate appearing on the agreed screen page of a commercial quotation service; or

(c) on such other basis as may be agreed between the Issuer and the relevant Dealer.

The margin (if any) relating to such floating rate will be agreed between the Issuer and the relevant Dealer for each Series of Floating Rate Notes.

Index Linked Notes:

Payments of principal in respect of Index Linked Redemption Notes or of interest in respect of Index Linked Interest Notes will be calculated by reference to such index and/or formula or to changes in the prices of securities or commodities or to such other factors as the Issuer and the relevant Dealer may agree.

Other provisions in relation to Floating Rate Notes and Index Linked Interest Notes:

Floating Rate Notes and Index Linked Interest Notes may also have a maximum interest rate, a minimum interest rate or both.

Interest on Floating Rate Notes and Index Linked Interest Notes in respect of each Interest Period, as agreed prior to issue by the Issuer and the relevant Dealer, will be payable on such Interest Payment Dates, and will be calculated on the basis of such Day Count Fraction, as may be agreed between the Issuer and the relevant Dealer.

Dual Currency Notes:

Payments (whether in respect of principal or interest and whether at maturity or otherwise) in respect of Dual Currency Notes will be made in such currencies, and based on such rates of exchange, as the Issuer and the relevant Dealer may agree.

Zero Coupon Notes:

Zero Coupon Notes will be offered and sold at a discount to their nominal amount and will not bear interest.

Redemption:

The applicable Final Terms will indicate either that the relevant Notes cannot be redeemed prior to their stated maturity (other than in specified instalments, if applicable, or for taxation reasons or following an Event of Default) or that such Notes will be redeemable at the option of the Issuer and/or the Noteholders upon giving notice to the Noteholders or the Issuer, as the case may be, on a date or dates specified prior to such stated maturity and at a price or prices and on such other terms as may be agreed between the Issuer and the relevant Dealer.

The applicable Final Terms may provide that Notes may be redeemable in two or more instalments of such amounts and on such dates as are indicated in the applicable Final Terms.

Notes having a maturity of less than one year may be subject to restrictions on their denomination and distribution, see "*Certain Restrictions – Notes having a maturity of less than one year*" above.

Denomination of Notes: Notes will be issued in such denominations as may be agreed between the Issuer and the relevant Dealer save that the minimum denomination of each Note admitted to trading on a European Economic Area exchange or offered to the public in a Member State of the European Economic Area in circumstances which require the publication of a prospectus under the Prospectus Directive will be €50,000 (or, if the Notes are denominated in a currency other than euro, the equivalent amount in such currency) or such amount as may be allowed or required from time to time by the relevant central bank (or equivalent body) or any laws or regulations applicable to the relevant Specified Currency, see "*Certain Restrictions – Notes having a maturity of less than one year*" above.

Taxation: All payments in respect of the Notes will be made without deduction for or on account of withholding taxes imposed by any Tax Jurisdiction, subject as provided in Condition 8. In the event that any such deduction is made, the Issuer will, save in certain limited circumstances provided in Condition 8, be required to pay additional amounts to cover the amounts so deducted.

Negative Pledge: The terms of the Notes will contain a negative pledge provision as further described in Condition 4.

Cross Default: The terms of the Notes will contain a cross default provision as further described in Condition 10.

Status of the Notes: The Notes will constitute (subject to the provisions of Condition 4) unsecured and unsubordinated obligations of the Issuer and shall at all times rank *pari passu* and without any preference among themselves. The payment obligations of the Issuer under the Notes and the Receipts and Coupons relating to them shall, save for such exceptions as may be provided by applicable legislation and subject to Condition 4, at all times rank at least equally with all other unsecured and unsubordinated obligations in respect of borrowed money of the Issuer, present and future.

Rating: The rating of the Notes to be issued under the Programme will be specified in the applicable Final Terms.

Listing: Application has been made to the UK Listing Authority for Notes issued under the Programme to be admitted to trading on the London Stock Exchange's Gilt Edged and Fixed Interest Market and to be admitted to the Official List. The Notes may also be listed or admitted to trading, as the case may be, on such other or further stock exchange(s) as may be agreed between the Issuer and the relevant Dealer in relation to each Series.

Notes which are neither listed nor admitted to trading may also be issued.

The applicable Final Terms will state whether or not the relevant Notes are to be listed and, if so, on which stock exchange(s).

Governing Law: The Notes will be governed by, and construed in accordance with, English law.

Selling Restrictions:	There are restrictions on the offer, sale and transfer of the Notes in the United States, the European Economic Area (including the United Kingdom and The Netherlands) and Japan and such other restrictions as may be required in connection with the offering and sale of a particular Tranche of Notes (see "*Subscription and Sale*").
United States Selling Restrictions:	The Issuer is Category 2 for the purposes of Regulation S under the Securities Act. The Notes will be issued in compliance with U.S. Treas. Reg. §1.163-5(c)(2)(i)(D) (the **D Rules**) unless (i) the relevant Final Terms state that Notes are issued in compliance with U.S. Treas. Reg. 1.163-5(c)(2)(i)(C) (the **C Rules**) or (ii) the Notes are issued other than in compliance with the D Rules or the C Rules but in circumstances in which the Notes will not constitute "registration required obligations" under the United States Tax Equity and Fiscal Responsibility Act of 1982 (**TEFRA**), which circumstances will be referred to in the relevant Final Terms as a transaction to which TEFRA is not applicable.

RISK FACTORS

The Issuer believes that the following factors may affect its ability to fulfil its obligations under Notes issued under the Programme. All of these factors are contingencies which may or may not occur and the Issuer is not in a position to express a view on the likelihood of any such contingency occurring.

In addition, factors which are material for the purpose of assessing the market risks associated with Notes issued under the Programme are also described below.

The Issuer believes that the factors described below represent the principal risks inherent in investing in Notes issued under the Programme, but the inability of the Issuer to pay interest, principal or other amounts on or in connection with any Notes may occur for other reasons and the Issuer does not represent that the statements below regarding the risks of holding any Notes are exhaustive. Prospective investors should also read the detailed information set out elsewhere in this Offering Circular and reach their own views prior to making any investment decision.

Factors that may affect the Issuer's ability to fulfil its obligations under Notes issued under the Programme

Economic and political conditions

Marks and Spencer Group plc and its subsidiaries (the **Group**) has no control over changes in inflation and interest rates, foreign currency exchange rates and controls, or other economic factors affecting its business such as household and consumer spending. Similarly political, legal or regulatory changes are all beyond the Group's control. Any one of these factors could affect the Group's financial results.

Business interruption

A major incident or terrorism event incapacitating management, systems or stores could impact on the Group's ability to trade.

Market competition

The Group operates in a fiercely competitive market. Any one or more of limited product appeal, price architecture, availability, unattractive in-store environment, inaccessibility to the market due to store locations relative to others, or failure to grow selling space in line with the market, could have an adverse impact on the Group's financial results.

Brand

The Group is 100 per cent. own brand with the Marks and Spencer brand being one of the strongest in the UK. It is underpinned by five core brand values: Quality, Value, Service, Innovation and Trust. Failure to protect the Marks and Spencer brand proposition and loss of trust and confidence in the Group and its products could affect operations in a number of ways. These could range from, but are not limited to, a decline in our customer base through to impact on partnerships with our suppliers, or our ability to recruit and retain the best staff. Product sabotage such as needles in Kidswear packaging or Foods contamination could also lead to a loss of trust in our goods and therefore affect the Group's financial results.

Breakdown in logistics

Daily stock movements into stores are necessitated by minimal stockroom space and freshness of Foods items. Any disruption in the logistics chain due to supplier reasons or natural disaster such as flooding, could severely affect operations and could have an impact of the Group's financial results.

Cost and margin savings

In July 2004 the Group announced its three year plan substantially to strengthen performance together with the key priorities. These priorities included improving buying margins, supply chain efficiency and stock commitment, delivering better customer service, improved communication, refurbishing stores, and reducing operating costs. The gross margin and cost initiatives are expected to deliver financial benefits. Failure to deliver these could have an adverse impact on the Group's financial results.

Major supplier collapse – Loss of service vendors

Whilst the Group has approximately 2,000 direct suppliers of finished products, it has a number of major suppliers and service vendors. The collapse of a major supplier or service vendor, for financial or other reasons, could affect the Group's ability to adequately source product or service and could have an adverse impact on its operations and financial results.

Human Resources

The Group employed an average of over 70,000 employees during 2004/05 within Stores and Head Office. If staff are not adequately skilled or effectively managed this could affect the Group's operations in a number of ways. These could range from, but are not limited to, not delivering basic retail standards in stores through to ineffective buying capability, or management capability in general.

Information Technology

The Group is dependent on information technology systems including, amongst others, store POS infrastructure and internet based systems for communication with suppliers as well as internal communication. Any disruption of these systems could affect the Group's operations.

Pension funding

At 2 April 2005 the Group had a net post-retirement liability of £474.2 million. A significant future funding requirement might conflict with cash available from operational activities, operational or strategic financing requirements, or might require funding from external sources. Such a funding requirement could affect the Group's operations and its financial results.

Rating and funding

The credit rating of the Group depends on many factors, some of which are outside the Group's control. Deterioration in any of these factors or a combination of these factors may result in a downgrade in the Group's long term rating. This could potentially impact on both the cost and accessibility of new funding thereby affecting the Group's operations and its financial results.

Internal controls

The Board has overall responsibility for the Group's systems of internal control, and for monitoring their effectiveness in providing shareholders with a return that is consistent with a responsible assessment and mitigation of risks. This includes reviewing financial, operational and compliance controls. The role of executive management is to implement the Board's policies on control, and present assurance on compliance with these policies. Independent assurance is presented by internal audit, which operates across the Group, and the external auditors. All employees are accountable for operating within these policies.

Due to the limitations that are inherent in any system of internal control, this system is designed to manage, rather than eliminate, the risk of failure. Any such failures could affect the Group's operations and its financial results.

In addition any irregularities initiated by employees, vendors or third parties could affect the Group's operations and its financial results.

Legal/Compliance

The Group is aware of the significance to its operations of adhering to all legal and compliance legislation. Any one of (i) failure to protect intellectual property; (ii) adverse health and safety or environmental issues; (iii) risk of litigation or breach of competition; or (iv) non-compliance with corporate, employee or taxation laws could affect the Group's financial results.

Treasury default/liquidity

The Group's financial instruments, other than derivatives, comprise borrowings, cash and liquid resources and various items, such as trade debtors and trade creditors, that arise directly from its operations. The main purpose of these financial instruments is to raise finance for the Group's operations. The Group's Treasury also enters into derivative transactions, principally interest rate and currency swaps and forward currency contracts. The purpose of such transactions is to manage the interest rate and currency risks arising from the Group's operations and financing.

The main financial risks faced by the Group due to its financial instruments and Treasury operations relate to interest rates, foreign exchange rates, liquidity and counterparty risks. A major event in any of these areas could have an adverse impact on the Group's financial results.

Factors which are material for the purpose of assessing the market risks associated with Notes issued under the Programme

The Notes may not be a suitable investment for all investors

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. In particular, each potential investor should:

(i) have sufficient knowledge and experience to make a meaningful evaluation of the Notes, the merits and risks of investing in the Notes and the information contained or incorporated by reference in this Offering Circular or any applicable supplement;

(ii) have access to, and knowledge of, appropriate analytical tools to evaluate, in the context of its particular financial situation, an investment in the Notes and the impact the Notes will have on its overall investment portfolio;

(iii) have sufficient financial resources and liquidity to bear all of the risks of an investment in the Notes, including Notes with principal or interest payable in one or more currencies, or where the currency for principal or interest payments is different from the potential investor's currency;

(iv) understand thoroughly the terms of the Notes and be familiar with the behaviour of any relevant indices and financial markets; and

(v) be able to evaluate (either alone or with the help of a financial adviser) possible scenarios for economic, interest rate and other factors that may affect its investment and its ability to bear the applicable risks.

Some Notes are complex financial instruments. Sophisticated institutional investors generally do not purchase complex financial instruments as stand-alone investments. They purchase complex financial instruments as a way to reduce risk or enhance yield with an understood, measured, appropriate addition of risk to their overall portfolios. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the Notes and the impact this investment will have on the potential investor's overall investment portfolio.

Risks related to the structure of a particular issue of Notes

A wide range of Notes may be issued under the Programme. A number of these Notes may have features which contain particular risks for potential investors. Set out below is a description of the most common such features:

Notes subject to optional redemption by the Issuer

An optional redemption feature of Notes is likely to limit their market value. During any period when the Issuer may elect to redeem Notes, the market value of those Notes generally will not rise substantially above the price at which they can be redeemed. This also may be true prior to any redemption period.

The Issuer may be expected to redeem Notes when its cost of borrowing is lower than the interest rate on the Notes. At those times, an investor generally would not be able to reinvest the redemption proceeds at an effective interest rate as high as the interest rate on the Notes being redeemed and may only be able to do so at a significantly lower rate. Potential investors should consider reinvestment risk in light of other investments available at that time.

Index Linked Notes and Dual Currency Notes

The Issuer may issue Notes with principal or interest determined by reference to an index or formula, to changes in the prices of securities or commodities, to movements in currency exchange rates or other factors (each, a **Relevant Factor**). In addition, the Issuer may issue Notes with principal or interest payable in one or more currencies which may be different from the currency in which the Notes are denominated. Potential investors should be aware that:

(i) the market price of such Notes may be volatile;

(ii) they may receive no interest;

(iii) payment of principal or interest may occur at a different time or in a different currency than expected;

(iv) they may lose all or a substantial portion of their principal;

(v) a Relevant Factor may be subject to significant fluctuations that may not correlate with changes in interest rates, currencies or other indices;

(vi) if a Relevant Factor is applied to Notes in conjunction with a multiplier greater than one or contains some other leverage factor, the effect of changes in the Relevant Factor on principal or interest payable likely will be magnified; and

(vii) the timing of changes in a Relevant Factor may affect the actual yield to investors, even if the average level is consistent with their expectations. In general, the earlier the change in the Relevant Factor, the greater the effect on yield.

Partly-paid Notes

The Issuer may issue Notes where the issue price is payable in more than one instalment. Failure to pay any subsequent instalment could result in an investor losing all of his investment.

Variable rate Notes with a multiplier or other leverage factor

Notes with variable interest rates can be volatile investments. If they are structured to include multipliers or other leverage factors, or caps or floors, or any combination of those features or other similar related features, their market values may be even more volatile than those for securities that do not include those features.

Inverse Floating Rate Notes

Inverse Floating Rate Notes have an interest rate equal to a fixed rate minus a rate based upon a reference rate such as LIBOR. The market values of those Notes typically are more volatile than market values of other conventional floating rate debt securities based on the same reference rate (and with otherwise comparable terms). Inverse Floating Rate Notes are more volatile because an increase in the reference rate not only decreases the interest rate of the Notes, but may also reflect an increase in prevailing interest rates, which further adversely affects the market value of these Notes.

Fixed/Floating Rate Notes

Fixed/Floating Rate Notes may bear interest at a rate that converts from a fixed rate to a floating rate, or from a floating rate to a fixed rate. Where the Issuer has the right to effect such conversion, this will affect the secondary market and the market value of the Notes since the Issuer may be expected to convert the rate when it is likely to produce a lower overall cost of borrowing. If the Issuer converts from a fixed rate to a floating rate in such circumstances, the spread on the Fixed/Floating Rate Notes may be less favourable than then prevailing spreads on comparable Floating Rate Notes tied to the same reference rate. In addition, the new floating rate at any time may be lower than the rates on other Notes. If the Issuer converts from a floating rate to a fixed rate in such circumstances, the fixed rate may be lower than then prevailing rates on its Notes.

Notes issued at a substantial discount or premium

The market values of securities issued at a substantial discount or premium from their principal amount tend to fluctuate more in relation to general changes in interest rates than do prices for conventional interest-bearing securities. Generally, the longer the remaining term of the securities, the greater the price volatility as compared to conventional interest-bearing securities with comparable maturities.

Risks related to Notes generally

Set out below is a brief description of certain risks relating to the Notes generally:

Modification, waivers and substitution

The conditions of the Notes contain provisions for calling meetings of Noteholders to consider matters affecting their interests generally. These provisions permit defined majorities to bind all Noteholders including Noteholders who did not attend and vote at the relevant meeting and Noteholders who voted in a manner contrary to the majority.

The conditions of the Notes also provide that the Trustee may, without the consent of Noteholders, agree to (i) any modification of, or to the waiver or authorisation of any breach or proposed breach of, any of the provisions of Notes or (ii) determine without the consent of the Noteholders that any Event of Default or potential Event of Default shall not be treated as such or (iii) the substitution of another company as principal debtor under any Notes in place of the Issuer, in the circumstances described in Condition 15 of the conditions of the Notes.

EU Savings Directive

Under EC Council Directive 2003/48/EC on the taxation of savings income, Member States are required, to provide to the tax authorities of another Member State details of payments of interest (or similar income) paid by a person within its jurisdiction to an individual resident in that other Member State. However, for a transitional period, Belgium, Luxembourg and Austria are instead required (unless during that period they elect otherwise) to operate a withholding system in relation to such payments (the

ending of such transitional period being dependent upon the conclusion of certain other agreements relating to information exchange with certain other countries). A number of non-EU countries and territories including Switzerland have agreed to adopt similar measures (a withholding system in the case of Switzerland).

If, following implementation of this Directive, a payment were to be made or collected through a Member State which has opted for a withholding system and an amount of, or in respect of tax were to be withheld from that payment, neither the Issuer nor any Paying Agent nor any other person would be obliged to pay additional amounts with respect to any Note as a result of the imposition of such withholding tax. If a withholding tax is imposed on payment made by a Paying Agent following implementation of this Directive, the Issuer will be required to maintain a Paying Agent in a Member State that will not be obliged to withhold or deduct tax pursuant to the Directive.

Change of law

The conditions of the Notes are based on English law in effect as at the date of this Offering Circular. No assurance can be given as to the impact of any possible judicial decision or change to English law or administrative practice after the date of this Offering Circular.

Trading in the clearing systems

In relation to Notes which have a minimum denomination and are tradeable in the clearing systems above such minimum denomination which are smaller than it, should definitive Notes be required to be issued, a holder who does not have an integral multiple of the minimum denomination in his account with the relevant clearing system at the relevant time may not receive all of his entitlement in the form of definitive Notes unless and until such time as his holding becomes an integral multiple of the minimum denomination.

Risks related to the market generally

Set out below is a brief description of the principal market risks, including liquidity risk, exchange rate risk, interest rate risk and credit risk:

The secondary market generally

Notes may have no established trading market when issued, and one may never develop. If a market does develop, it may not be very liquid. Therefore, investors may not be able to sell their Notes easily or at prices that will provide them with a yield comparable to similar investments that have a developed secondary market. This is particularly the case for Notes that are especially sensitive to interest rate, currency or market risks, are designed for specific investment objectives or strategies or have been structured to meet the investment requirements of limited categories of investors. These types of Notes generally would have a more limited secondary market and more price volatility than conventional debt securities. Illiquidity may have a severely adverse effect on the market value of Notes.

Exchange rate risks and exchange controls

The Issuer will pay principal and interest on the Notes in the Specified Currency. This presents certain risks relating to currency conversions if an investor's financial activities are denominated principally in a currency or currency unit (the **Investor's Currency**) other than the Specified Currency. These include the risk that exchange rates may significantly change (including changes due to devaluation of the Specified Currency or revaluation of the Investor's Currency) and the risk that authorities with jurisdiction over the Investor's Currency may impose or modify exchange controls. An appreciation in the value of the Investor's Currency relative to the Specified Currency would decrease (1) the Investor's Currency-equivalent yield on the Notes, (2) the Investor's Currency equivalent value of the principal payable on the Notes and (3) the Investor's Currency equivalent market value of the Notes.

Government and monetary authorities may impose (as some have done in the past) exchange controls that could adversely affect an applicable exchange rate. As a result, investors may receive less interest or principal than expected, or no interest or principal.

Interest rate risks

Investment in Fixed Rate Notes involves the risk that subsequent changes in market interest rates may adversely affect the value of the Fixed Rate Notes.

Credit ratings may not reflect all risks

One or more independent credit rating agencies may assign credit ratings to the Notes. The ratings may not reflect the potential impact of all risks related to structure, market, additional factors discussed

above, and other factors that may affect the value of the Notes. A credit rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn by the rating agency at any time.

Legal investment considerations may restrict certain investments

The investment activities of certain investors are subject to legal investment laws and regulations, or review or regulation by certain authorities. Each potential investor should consult its legal advisers to determine whether and to what extent (1) Notes are legal investments for it, (2) Notes can be used as collateral for various types of borrowing and (3) other restrictions apply to its purchase or pledge of any Notes. Financial institutions should consult their legal advisors or the appropriate regulators to determine the appropriate treatment of Notes under any applicable risk-based capital or similar rules.

DOCUMENTS INCORPORATED BY REFERENCE

The audited consolidated annual financial statements for the financial years ended 3rd April, 2004 and 2nd April, 2005, in each case together with the audit reports prepared in connection therewith, of the Issuer which have previously been published or are published simultaneously with this Offering Circular and have been approved by the Financial Services Authority or filed with it shall be incorporated in, and form part of, this Offering Circular.

Following the publication of this Offering Circular a supplement may be prepared by the Issuer and approved by the UK Listing Authority in accordance with Article 16 of the Prospectus Directive. Statements contained in any such supplement (or contained in any document incorporated by reference therein) shall, to the extent applicable (whether expressly, by implication or otherwise), be deemed to modify or supersede statements contained in this Offering Circular or in a document which is incorporated by reference in this Offering Circular. Any statement so modified or superseded shall not, except as so modified or superseded, constitute a part of this Offering Circular.

Copies of documents incorporated by reference in this Offering Circular can be obtained from the registered office of the Issuer at Waterside House, 35 North Wharf Road, London W2 1NW and the offices of Citibank, N.A. at 5 Carmelite Street, London EC4Y 0PA.

SUPPLEMENTAL OFFERING CIRCULAR

The Issuer will, in the event of any significant new factor, material mistake or inaccuracy relating to information included in this Offering Circular which is capable of affecting the assessment of any Notes, prepare a supplement to this Offering Circular or publish a new Offering Circular for use in connection with any subsequent issue of Notes. The Issuer has undertaken to the Dealers in the Programme Agreement (as defined in "*Subscription and Sale*") that it will comply with section 87G of the Financial Services and Markets Act 2000.

FORM OF THE NOTES

Bearer Notes

Each Tranche of Notes will be in bearer form and will be initially issued in the form of a temporary global note (a **Temporary Bearer Global Note**) or, if so specified in the applicable Final Terms, a permanent Global Note (a **Permanent Bearer Global Note**) which, in either case, will be delivered on or prior to the original issue date of the Tranche to a common depositary (the **Common Depositary**) for, Euroclear Bank S.A./N.V. as operator of the Euroclear System (**Euroclear**) and Clearstream Banking, société anonyme (**Clearstream, Luxembourg**). Whilst any Bearer Note is represented by a Temporary Bearer Global Note, payments of principal, interest (if any) and any other amount payable in respect of the Notes due prior to the Exchange Date (as defined below) will be made against presentation of the Temporary Bearer Global Note only to the extent that certification (in a form to be provided) to the effect that the beneficial owners of interests in such Note are not U.S. persons or persons who have purchased for resale to any U.S. person, as required by U.S. Treasury regulations, has been received by Euroclear and/or Clearstream, Luxembourg and Euroclear and/or Clearstream, Luxembourg, as applicable, has given a like certification (based on the certifications it has received) to the Principal Paying Agent.

On and after the date (the **Exchange Date**) which is 40 days after a Temporary Bearer Global Note is issued, interests in such Temporary Bearer Global Note will be exchangeable (free of charge) upon a request as described therein either for (a) interests in a Permanent Bearer Global Note of the same Series or (b) for definitive Bearer Notes of the same Series with, where applicable, receipts, interest coupons and talons attached (as indicated in the applicable Final Terms and subject, in the case of definitive Bearer Notes, to such notice period as is specified in the applicable Final Terms), in each case against certification of beneficial ownership as described above unless such certification has already been given, provided that purchasers in the United States and certain U.S. persons will not be able to receive definitive Bearer Notes. The holder of a Temporary Bearer Global Note will not be entitled to collect any payment of interest, principal or other amount due on or after the Exchange Date unless, upon due certification, exchange of the Temporary Bearer Global Note for an interest in a Permanent Bearer Global Note or for definitive Bearer Notes is improperly withheld or refused.

Payments of principal, interest (if any) or any other amounts on a Permanent Bearer Global Note will be made through Euroclear and/or Clearstream, Luxembourg against presentation or surrender (as the case may be) of the Permanent Bearer Global Note without any requirement for certification.

The applicable Final Terms will specify that a Permanent Bearer Global Note will be exchangeable (free of charge), in whole but not in part, for definitive Notes with, where applicable, receipts, interest coupons and talons attached either (a) upon not less than 60 days' written notice from Euroclear and/or Clearstream, Luxembourg (acting on the instructions of any holder of an interest in such Permanent Bearer Global Note) to the Principal Paying Agent as described therein or (b) only upon the occurrence of an Exchange Event or (c) at any time at the request of the Issuer. For these purposes, **Exchange Event** means that (i) an Event of Default (as defined in Condition 10) has occurred and is continuing, (ii) the Issuer has been notified that both Euroclear and Clearstream, Luxembourg have been closed for business for a continuous period of 14 days (other than by reason of holiday, statutory or otherwise) or have announced an intention permanently to cease business or have in fact done so and no successor clearing system satisfactory to the Trustee is available or (iii) the Issuer has or will become subject to adverse tax consequences which would not be suffered were the Notes represented by the Permanent Bearer Global Note in definitive form. The Issuer will promptly give notice to Noteholders in accordance with Condition 14 if an Exchange Event occurs. In the event of the occurrence of an Exchange Event, Euroclear and/or Clearstream, Luxembourg (acting on the instructions of any holder of an interest in such Permanent Bearer Global Note) or the Trustee may give notice to the Agent requesting exchange. Any such exchange shall occur not later than 45 days after the date of receipt of the first relevant notice by the Agent.

In the event that a Global Note is exchanged for Definitive Notes, such Definitive Notes shall be issued in Specified Denomination(s) only. Noteholders who hold Notes in the relevant clearing system in amounts that are not integral multiples of a Specified Denomination may need to purchase or sell, on or before the relevant Exchange Date, a principal amount of Notes such that their holding is an integral multiple of a Specified Denomination.

The following legend will appear on all Bearer Notes which have an original maturity of more than 365 days and on all receipts and interest coupons relating to such Notes:

"ANY UNITED STATES PERSON AS DEFINED IN THE INTERNAL REVENUE CODE OF THE UNITED STATES WHO HOLDS THIS OBLIGATION WILL BE SUBJECT TO LIMITATIONS UNDER THE UNITED STATES INCOME TAX LAWS, INCLUDING THE LIMITATIONS PROVIDED IN SECTIONS 165(j) AND 1287(a) OF THE INTERNAL REVENUE CODE."

The sections referred to provide that United States holders, with certain exceptions, will not be entitled to deduct any loss on Bearer Notes, receipts or interest coupons and will not be entitled to capital gains treatment of any gain on any sale, disposition, redemption or payment of principal in respect of such Notes, receipts or interest coupons.

Notes which are represented by a Bearer Global Note will only be transferable in accordance with the rules and procedures for the time being of Euroclear or Clearstream, Luxembourg, as the case may be.

Registered Notes

The Registered Notes of each Tranche offered and sold in reliance on Regulation S, which will be sold to non-U.S. persons outside the United States, will initially be represented by a global note in registered form (a **Registered Global Note**) or, if so specified in the applicable Final Terms, definitive Notes in registered form. Prior to expiry of the distribution compliance period (as defined in Regulation S) applicable to each Tranche of Notes, beneficial interests in a Registered Global Note may not be offered or sold to, or for the account or benefit of, a U.S. person save as otherwise provided in Condition 2 and may not be held otherwise than through Euroclear or Clearstream, Luxembourg and such Registered Global Note will bear a legend regarding such restrictions on transfer.

Registered Global Notes will be deposited with a common depositary for, and registered in the name of a common nominee of, Euroclear and Clearstream, Luxembourg, as specified in the applicable Final Terms. Persons holding beneficial interests in Registered Global Notes will be entitled or required, as the case may be, under the circumstances described below, to receive physical delivery of definitive Notes in fully registered form.

Payments of principal, interest and any other amount in respect of a Registered Global Note will, in the absence of provision to the contrary, be made to the person shown on the Register (as defined in Condition 6.4) as the registered holder of the relevant Registered Global Note. None of the Issuer, the Trustee, any Paying Agent or the Registrar will have any responsibility or liability for any aspect of the records relating to or payments or deliveries made on account of beneficial ownership interests in a Registered Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

Payments of principal, interest or any other amount in respect of a Registered Note in definitive form will, in the absence of provision to the contrary, be made to the person(s) shown on the Register on the relevant Record Date (as defined in Condition 6.4) immediately preceding the due date for payment in the manner provided in that Condition.

Interests in a Registered Global Note will be exchangeable (free of charge), in whole but not in part, for definitive Registered Notes without receipts, interest coupons or talons attached either (a) upon not less than 45 days' written notice from Euroclear and/or Clearstream, Luxembourg (acting on the instructions of any holder of an interest in such Registered Global Note) to the Registrar as described therein) or (b) at any time at the request of the Issuer, in each case as specified in the applicable Final Terms.

General

Pursuant to the Agency Agreement (as defined under "*Terms and Conditions of the Notes*"), the Principal Paying Agent shall arrange that, where a further Tranche of Notes is issued which is intended to form a single Series with an existing Tranche of Notes, the Notes of such further Tranche shall be assigned a common code and ISIN which are different from the common code and ISIN assigned to Notes of any other Tranche of the same Series until at least the expiry of the distribution compliance period (as defined in Regulation S under the Securities Act) applicable to the Notes of such Tranche.

Any reference herein to Euroclear and/or Clearstream, Luxembourg shall, whenever the context so permits, be deemed to include a reference to any additional or alternative clearing system specified in the applicable Final Terms or as may otherwise be approved by the Issuer, the Principal Paying Agent and the Trustee.

No Noteholder, Receiptholder or Couponholder shall be entitled to proceed directly against the Issuer unless the Trustee, having become bound so to proceed, fails so to do within a reasonable period and the failure shall be continuing.

APPLICABLE FINAL TERMS

Set out below is the form of Final Terms which will be completed for each Tranche of Notes issued under the Programme.

[Date]

MARKS AND SPENCER plc

Issue of [Aggregate Nominal Amount of Tranche] [Title of Notes]
under the £3,000,000,000
Euro Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 20th October, 2005 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the **Prospectus Directive**). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Offering Circular is available for viewing at, and copies may be obtained from, Waterside House, 35 North Wharf Road, London W2 1NW.

[The following alternative language applies if the first tranche of an issue which is being increased was issued under an Offering Circular with an earlier date.

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions (the **Conditions**) set forth in the Offering Circular dated [*original date*]. This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the **Prospectus Directive**) and must be read in conjunction with the Offering Circular dated [*current date*] which constitutes a base prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions which are extracted from the Offering Circular dated [*original date*] and are attached hereto. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circulars dated [*current date*] and [*original date*]. Copies of such Offering Circulars are available for viewing at, and copies may be obtained from, Waterside House, 35 North Wharf Road, London W2 1NW.

[*Include whichever of the following apply or specify as "Not Applicable" (N/A). Note that the numbering should remain as set out below, even if "Not Applicable" is indicated for individual paragraphs or subparagraphs. Italics denote directions for completing the Final Terms.*]

[*When adding any other final terms or information consideration should be given as to whether such terms or information constitute "significant new factors" and consequently trigger the need for a supplement to the Offering Circular under Article 16 of the Prospectus Directive.*]

[*If the Notes have a maturity of less than one year from the date of their issue, the minimum denomination must be £100,000 or its equivalent in any other currency.*]

1.	Issuer:		Marks and Spencer plc
2.	(a)	Series Number:	[ ]
	(b)	Tranche Number:	[ ] *(If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible)*
3.	Specified Currency or Currencies:		[ ]

4.	Aggregate Nominal Amount:	
	(a) [Series:	[ ]
	(b) [Tranche:	[ ]
5.	[Issue Price:	[ ] per cent. of the Aggregate Nominal Amount [plus accrued interest from [*insert date*] *(if applicable)*]
6.	Specified Denominations:	[ ] [ ] *(N.B. If an issue of Notes is (i) NOT admitted to trading on an European Economic Area exchange; and (ii) only offered in the European Economic Area in circumstances where a prospectus is not required to be published under the Prospectus Directive the €50,000 minimum denomination is not required.)*
7.	(a) Issue Date:	[ ]
	(b) Interest Commencement Date:	[ ]
8.	Maturity Date:	[*Fixed rate – specify date/ Floating rate* – Interest Payment Date falling in or nearest to [*specify month*]]
9.	Interest Basis:	[[ ] per cent. Fixed Rate][[LIBOR/ EURIBOR] +/– [ ] per cent. Floating Rate] [Zero Coupon] [Index Linked Interest] [Dual Currency Interest] [*specify other*] (further particulars specified below)
10.	Redemption/Payment Basis:	[Redemption at par] [Index Linked Redemption] [Dual Currency Redemption] [Partly Paid] [Instalment] [*specify other*] *(N.B. If the Final Redemption Amount is other than 100 per cent. of the nominal value the Notes will be derivative securities for the purposes of the Prospectus Directive and the requirements of Annex XII to the Prospectus Directive Regulation will apply and a supplement to the Offering Circular will be prepared).*
11.	Change of Interest Basis or Redemption/ Payment Basis:	[*Specify details of any provision for change of Notes into another Interest Basis or Redemption/Payment Basis*]
12.	Put/Call Options:	[Investor Put] [Issuer Call] [(further particulars specified below)]
13.	(a) Status of the Notes:	Senior
	(b) [Date [Board] approval for issuance of Notes obtained:	[ ] [and [ ], respectively]]
14.	Method of distribution:	[Syndicated/Non-syndicated]

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	Fixed Rate Note Provisions		[Applicable/Not Applicable] *(If not applicable, delete the remaining subparagraphs of this paragraph)*
	(a)	Rate(s) of Interest:	[ ] per cent. per annum [payable [annually/semi annually/quarterly] in arrear] *(If payable other than annually, consider amending Condition 5)*
	(b)	Interest Payment Date(s):	[[ ] in each year up to and including the Maturity Date]/[*specify other*] *(N.B. This will need to be amended in the case of long or short coupons)*
	(c)	Fixed Coupon Amount(s):	[ ] per [ ] in nominal amount
	(d)	Broken Amount(s):	[*Insert particulars of any initial or final broken interest amounts which do not correspond with the Fixed Coupon Amount*]
	(e)	Day Count Fraction:	[30/360 or Actual/Actual (ICMA) or [*specify other*]]
	(f)	Determination Date(s):	[ ] in each year [*Insert regular interest payment dates, ignoring issue date or maturity date in the case of a long or short first or last coupon N.B. This will need to be amended in the case of regular interest payment dates which are not of equal duration N.B. Only relevant where Day Count Fraction is Actual/Actual (ICMA)*]
	(g)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	[None/*give details*]
16.	Floating Rate Note Provisions		[Applicable/Not Applicable] *(If not applicable, delete the remaining subparagraphs of this paragraph)*
	(a)	Specified Period(s)/Specified Interest Payment Dates:	[ ]
	(b)	Business Day Convention:	[Floating Rate Convention/Following Business Day Convention/Modified Following Business Day Convention/ Preceding Business Day Convention/[*specify other*]]
	(c)	Additional Business Centre(s):	[ ]
	(d)	Manner in which the Rate of Interest and Interest Amount is to be determined:	[Screen Rate Determination/ISDA Determination/*specify other*]
	(e)	Party responsible for calculating the Rate of Interest and Interest Amount (if not the Agent):	[ ]
	(f)	Screen Rate Determination:	
		• Reference Rate:	[ ] *(Either LIBOR, EURIBOR or other, although additional information is required if other – including fallback provisions in the Agency Agreement)*

	• Interest Determination Date(s):	[ ] (*Second London business day prior to the start of each Interest Period if LIBOR (other than Sterling or euro LIBOR), first day of each Interest Period if Sterling LIBOR and the second day on which the TARGET System is open prior to the start of each Interest Period if EURIBOR or euro LIBOR*)
	• Relevant Screen Page:	[ ] (*In the case of EURIBOR, if not Telerate Page 248 ensure it is a page which shows a composite rate or amend the fallback provisions appropriately*)
(g)	ISDA Determination:	
	• Floating Rate Option:	[ ]
	• Designated Maturity:	[ ]
	• Reset Date:	[ ]
(h)	Margin(s):	[+/–] [ ] per cent. per annum
(i)	Minimum Rate of Interest:	[ ] per cent. per annum
(j)	Maximum Rate of Interest:	[ ] per cent. per annum
(k)	Day Count Fraction:	[Actual/365 Actual/365 (Fixed) Actual/365 (Sterling) Actual/360 30/360 30E/360 *Other*] (*See Condition 5 for alternatives*)
(l)	Fallback provisions, rounding provisions and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	[ ]
17.	Zero Coupon Note Provisions	[Applicable/Not Applicable] (*If not applicable, delete the remaining subparagraphs of this paragraph*)
(a)	Accrual Yield:	[ ] per cent. per annum
(b)	Reference Price:	[ ]
(c)	Any other formula/basis of determining amount payable:	[ ]
(d)	Day Count Fraction in relation to Early Redemption Amounts and late payment:	[Conditions 7.5 (c) and 7.10 apply/*specify other*] (*Consider applicable day count fraction if not U.S. dollar denominated*)
18.	Index Linked Interest Note Provisions	[Applicable/Not Applicable] (*If not applicable, delete the remaining subparagraphs of this paragraph*)
(a)	Index/Formula:	[*give or annex details*]
(b)	Calculation Agent responsible for calculating the interest due:	[ ]

	(c)	Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable:	*[need to include a description of market disruption or settlement disruption events and adjustment provisions]*
	(d)	Specified Period(s)/Specified Interest Payment Dates:	[ ]
	(e)	Business Day Convention:	[Floating Rate Convention/Following Business Day Convention/Modified Following Business Day Convention/ Preceding Business Day Convention/*specify other*]
	(f)	Additional Business Centre(s):	[ ]
	(g)	Minimum Rate of Interest:	[ ] per cent. per annum
	(h)	Maximum Rate of Interest:	[ ] per cent. per annum
	(i)	Day Count Fraction:	[ ]
19.	Dual Currency Interest Note Provisions		[Applicable/Not Applicable] *(If not applicable, delete the remaining subparagraphs of this paragraph)*
	(a)	Rate of Exchange/method of calculating Rate of Exchange:	*[give or annex details]*
	(b)	Calculation Agent, if any, responsible for calculating the interest payable:	[ ]
	(c)	Provisions applicable where calculation by reference to Rate of Exchange impossible or impracticable:	*[need to include a description of market disruption or settlement disruption events and adjustment provisions]*
	(d)	Person at whose option Specified Currency(ies) is/are payable:	[ ]

PROVISIONS RELATING TO REDEMPTION

20.	Issuer Call:		[Applicable/Not Applicable] *(If not applicable, delete the remaining subparagraphs of this paragraph)*
	(a)	Optional Redemption Date(s):	[ ]
	(b)	Optional Redemption Amount of each Note and method, if any, of calculation of such amount(s):	[ ] per Note of [ ] Specified Denomination
	(c)	If redeemable in part:	
		(i) Minimum Redemption Amount:	[ ]
		(ii) Maximum Redemption Amount:	[ ]
	(d)	Notice period (if other than as set out in the Conditions):	[ ] *(N.B. If setting notice periods which are different to those provided in the Conditions, the Issuer is advised to consider the practicalities of distribution of information through intermediaries, for example, clearing systems and custodians, as well as any other notice requirements which may apply, for example, as between the Issuer and the Agent or Trustee)*
21.	Investor Put:		[Applicable/Not Applicable] *(If not applicable, delete the remaining subparagraphs of this paragraph)*

(a)	Optional Redemption Date(s):	[ ]
(b)	Optional Redemption Amount of each Note and method, if any, of calculation of such amount(s):	[ ] per Note of [ ] Specified Denomination
(c)	Notice period (if other than as set out in the Conditions):	[ ] *(N.B. If setting notice periods which are different to those provided in the Conditions, the Issuer is advised to consider the practicalities of distribution of information through intermediaries, for example, clearing systems and custodians, as well as any other notice requirements which may apply, for example, as between the Issuer and the Agent or Trustee)*
22.	Final Redemption Amount of each Note:	[ ] per Note of [ ] Specified Denomination/*specify other*/see Appendix] *(N.B. If the Final Redemption Amount is other than 100 per cent. of the nominal value the Notes will be derivative securities for the purposes of the Prospectus Directive and the requirements of Annex XII to the Prospectus Directive Regulation will apply and a supplement to the Offering Circular will be prepared).*
23.	Early Redemption Amount of each Note payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in Condition 7.5):	[ ]

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24.	Form of Notes:	[Bearer:] [Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes [on 60 days' notice given at any time/only upon an Exchange Event]] [Temporary Global Note exchangeable for Definitive Notes on and after the Exchange Date] [Permanent Global Note exchangeable for Definitive Notes [on 60 days' notice given at any time/only upon an Exchange Event/at any time at the request of the Issuer]] [Registered:] [Registered Global Note exchangeable for Definitive Registered Notes [on 45 days' notice/at the request of the Issuer]/Definitive Registered Notes]
25.	Additional Financial Centre(s) or other special provisions relating to Payment Days:	[Not Applicable/*give details*] *(Note that this item relates to the place of payment and not Interest Period end dates to which items 16(c) and 18(f) relate)*
26.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	[Yes/No. *If yes, give details*]

27.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	[Not Applicable/*give details. N.B. a new form of Temporary Global Note and/or Permanent Global Note may be required for Partly Paid issues*]
28.	Details relating to Instalment Notes:	
	(a) [Instalment Amount(s):	[Not Applicable/*give details*]
	(b) [Instalment Date(s):	[Not Applicable/*give details*]
29.	Redenomination applicable:	Redenomination [not] applicable [(*If Redenomination is applicable, specify the applicable Day Count Fraction and any provisions necessary to deal with floating rate interest calculation (including alternative reference rates)*)][(*if Redenomination is applicable, specify the terms of the redenomination in an Annex to the Final Terms*)]
30.	Other final terms:	[Not Applicable/*give details*] (*When adding any other final terms consideration should be given as to whether such terms constitute "significant new factors" and consequently trigger the need for a supplement to the Offering Circular under Article 16 of the Prospectus Directive.*)

DISTRIBUTION

31.	(a) If syndicated, names of Managers:	[Not Applicable/*give names*]]
	(b) Stabilising Manager (if any):	[Not Applicable/*give name*]
32.	If non-syndicated, name of relevant Dealer:	[*Name*]
33.	Whether TEFRA D or TEFRA C rules applicable or TEFRA rules not applicable:	[TEFRA D/TEFRA C/TEFRA not applicable]
34.	Additional selling restrictions:	[Not Applicable/*give details*]
35.	Tradeable Amount:	[ ]

[LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the £3,000,000,000 Euro Medium Term Note Programme of Marks and Spencer plc]

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms. [[ ] has been extracted from [ ]. The Issuer confirms that such information has been accurately reproduced and that, so far as it is aware and is able to ascertain from information published by [ ], no facts have been omitted which would render the reproduced information inaccurate or misleading].

Signed on behalf of the Issuer:

By ....

Duly authorised

PART B – OTHER INFORMATION

1. LISTING

(i) Listing:	[London/other (*specify*)/None]
(ii) Admission to trading:	[Application has been made for the Notes to be admitted to trading on [ ] with effect from [ ].] [Not Applicable.]
(iii) Estimate of total expenses related to admission to trading:	[ ]

2. RATINGS

Ratings: The Notes to be issued have been rated:

[S & P: [ ]]
[Moody's: [ ]]
[[Other]: [ ]]

(*The above disclosure should reflect the rating allocated to Notes of the type being issued under the Programme generally or, where the issue has been specifically rated, that rating.*)

3. [NOTIFICATION

The Financial Services Authority [has been requested to provide/has provided – *include first alternative for an issue which is contemporaneous with the establishment or update of the Programme and the second alternative for subsequent issues*] the [*names of competent authorities of host Member States*] with a certificate of approval attesting that the Prospectus has been drawn up in accordance with the Prospectus Directive.]

4. INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

[Save for any fees payable to the Dealers, so far as the Issuer is aware, no person involved in the issue of the Notes has an interest material to the offer. – *Amend as appropriate if there are other interests*]

5. REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

[(i) Reasons for the offer	[ ]
[(ii)] Estimated net proceeds:	[ ]
[(iii)] Estimated total expenses:	[ ].

(*If the Notes are derivative securities to which Annex XII of the Prospectus Directive Regulation applies (i) above is required where the reasons for the offer are different from making profit and/or hedging certain notes and where this is the case disclosure of net proceeds and total expenses at (ii) and (iii) above are also required.*)

6. YIELD *(Fixed Rate Notes only)*

Indication of yield: [ ]

The yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

7. **PERFORMANCE OF INDEX/FORMULA, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING** *(Index-Linked Notes only)*

[*Need to include details of where past and future performance and volatility of the index/formula can be obtained.*]

[*Where the underlying is an index need to include the name of the index and a description if composed by the Issuer and if the index is not composed by the Issuer need to include details of where the information about the index can be obtained. Where the underlying is not an index need to include equivalent information.*]

8. **PERFORMANCE OF RATE[S] OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT** *(Dual Currency Notes only)*

[*Need to include details of where past and future performance and volatility of the relevant rates can be obtained.*]

9. **OPERATIONAL INFORMATION**

(i)	ISIN Code:	[ ]
(ii)	Common Code:	[ ]
(iii)	Any clearing system(s) other than Euroclear Bank S.A./N.V. and Clearstream Banking, société anonyme and the relevant identification number(s):	[Not Applicable/*give name(s) and number(s)*]
(iv)	Delivery:	Delivery [against/free of] payment
(v)	Names and addresses of additional Paying Agent(s) (if any):	[ ]

TERMS AND CONDITIONS OF THE NOTES

The following are the Terms and Conditions of the Notes which will be incorporated by reference into each Global Note (as defined below) and each definitive Note, in the latter case only if permitted by the relevant stock exchange or other relevant authority (if any) and agreed by the Issuer and the relevant Dealer at the time of issue but, if not so permitted and agreed, such definitive Note will have endorsed thereon or attached thereto such Terms and Conditions. The provisions of Part A of the applicable Final Terms in relation to any Tranche of Notes may specify other terms and conditions which shall, to the extent so specified or to the extent inconsistent with the following Terms and Conditions, replace or modify the following Terms and Conditions for the purpose of such Notes. The provisions of Part A of the applicable Final Terms (or the relevant provisions thereof) will be endorsed upon, or attached to, each Global Note and definitive Note. Reference should be made to "Form of the Notes" for a description of the content of Final Terms which will specify which of such terms are to apply in relation to the relevant Notes.

This Note is one of a Series (as defined below) of Notes issued by Marks and Spencer plc (the **Issuer**) constituted by a trust deed (such trust deed as modified and/or supplemented and/or restated from time to time, the **Trust Deed**) dated 20th October, 2005 made between the Issuer and The Law Debenture Trust Corporation p.l.c. (the **Trustee**, which expression shall include any trustee or trustees under the Trust Deed as trustees for holders of the Notes).

References herein to the **Notes** shall be references to the Notes of this Series and not to all Notes that may be issued under the Programme and shall mean:

(a) in relation to any Notes represented by a global Note (a **Global Note**), units of the lowest Specified Denomination in the Specified Currency;

(b) any Global Note;

(c) any definitive Notes in bearer form (**Bearer Notes**) issued in exchange for a Global Note in bearer form; and

(d) any definitive Notes in registered form (**Registered Notes**) (whether or not issued in exchange for a Global Note in registered form),

in each case for the time being outstanding, or as the context may require or a specific number of them.

The Notes, the Receipts (as defined below) and the Coupons (as defined below) have the benefit of an agency agreement (such agency agreement as amended and/or supplemented and/or restated from time to time, the **Agency Agreement**) dated 20th October, 2005 and made between the Issuer, the Trustee and Citibank, N.A. as issuing agent and principal paying agent (the **Principal Paying Agent**, which expression shall include any successor agent) and the other paying agent named therein (together with the Principal Paying Agent, the **Paying Agents**, which expression shall include any additional or successor paying agents), Citigroup Global Markets Deutschland AG & Co. KGaA as registrar (the **Registrar**, which expression shall include any successor registrar) and the other transfer agents named therein (together with the Registrar, the **Transfer Agents**, which expression shall include any additional or successor transfer agents).

Interest bearing definitive Bearer Notes have interest coupons (**Coupons**) and, if indicated in the applicable Final Terms, talons for further Coupons (**Talons**) attached on issue. Any reference herein to Coupons or coupons shall, unless the context otherwise requires, be deemed to include a reference to Talons or talons. Definitive Bearer Notes repayable in instalments have receipts (**Receipts**) for the payment of the instalments of principal (other than the final instalment) attached on issue. Registered Notes and Global Notes do not have Receipts, Coupons or Talons attached on issue.

The final terms for this Note (or the relevant provisions thereof) are set out in the provisions of Part A of the Final Terms is attached to or endorsed on this Note and supplements these Terms and Conditions (the **Conditions**) and may specify other terms and conditions which shall, to the extent so specified or to the extent inconsistent with these Terms and Conditions, replace or modify these Terms and Conditions for the purposes of this Note. References to the **applicable Final Terms** are to Part A of the Final Terms (or the relevant provisions thereof) attached to or endorsed on this Note.

The Trustee acts for the benefit of the holders for the time being of the Notes (the **Noteholders**, which expression shall, in relation to any Notes represented by a Global Note, be construed as provided below), the holders of the Receipts (the **Receiptholders**) and the holders of the Coupons (the **Couponholders**, which expression shall, unless the context otherwise requires, include the holders of the Talons), in accordance with the provisions of the Trust Deed.

As used herein, **Tranche** means Notes which are identical in all respects (including as to listing) and **Series** means a Tranche of Notes together with any further Tranche or Tranches of Notes which are (a) expressed to be consolidated and form a single series with such Tranche and (b) identical in all respects (including as to listing) except for their respective Issue Dates, Interest Commencement Dates and/or Issue Prices.

Copies of the Trust Deed and the Agency Agreement are available for inspection during normal business hours at the registered office for the time being of the Trustee, being at 20th October, 2005 at Fifth Floor, 100 Wood Street, London EC2V 7EX and at the specified office of each of the Principal Paying Agent, the Registrar and any other Paying Agents and Transfer Agents (such Principal Paying Agent, the Registrar, any other Paying Agents and Transfer Agents being together referred to as the **Agents**). Copies of the applicable Final Terms are obtainable during normal business hours at the specified office of each of the Agents save that, if this Note is an unlisted Note of any Series, the applicable Final Terms will only be obtainable by a Noteholder holding one or more unlisted Notes of that Series and such Noteholder must produce evidence satisfactory to the Issuer and the relevant Agent as to its holding of such Notes and identity. The Noteholders, the Receiptholders and the Couponholders are deemed to have notice of, are bound by and are entitled to the benefit of, all the provisions of the Trust Deed, and the applicable Final Terms which are applicable to them and are deemed to have notice of all the provisions of the Agency Agreement. The statements in these Terms and Conditions include summaries of, and are subject to, the detailed provisions of the Trust Deed.

Words and expressions defined in the Trust Deed, the Agency Agreement or used in the applicable Final Terms shall have the same meanings where used in the Conditions unless the context otherwise requires or unless otherwise stated and provided that, in the event of inconsistency between the Trust Deed and the Agency Agreement, the Trust Deed will prevail and, in the event of inconsistency between the Trust Deed or the Agency Agreement and the applicable Final Terms, the applicable Final Terms will prevail.

1. FORM, DENOMINATION AND TITLE

The Notes are in bearer form or in registered form as specified in the applicable Final Terms and, in the case of definitive Notes, serially numbered, in the Specified Currency and the Specified Denomination(s) provided that in the case of any Notes which are to be admitted to trading on a regulated market within the European Economic Area or offered to the public in a Member State of the European Economic Area in circumstances which require the publication of a prospectus under the Prospectus Directive, the minimum Specified Denomination shall be €50,000 (or its equivalent in any other currency as at the date of issue of the relevant Notes). Notes of one Specified Denomination may not be exchanged for Notes of another Specified Denomination and Bearer Notes may not be exchanged for Registered Notes and *vice versa*.

So long as the Notes are represented by a Global Note and the relevant clearing system(s) so permit, the Notes shall be tradeable only in principal amounts of at least the Specified Denomination (or if more than one Specified Denomination, the lowest Specified Denomination) provided hereon and integral multiples of the Tradeable Amount provided in the relevant Final Terms.

This Note may be a Fixed Rate Note, a Floating Rate Note, a Zero Coupon Note, an Index Linked Interest Note, a Dual Currency Interest Note or a combination of any of the foregoing, depending upon the Interest Basis shown in the applicable Final Terms.

This Note may be an Index Linked Redemption Note, an Instalment Note, a Dual Currency Redemption Note, a Partly Paid Note or a combination of any of the foregoing, depending upon the Redemption/Payment Basis shown in the applicable Final Terms.

Definitive Bearer Notes are serially numbered and are issued with Coupons attached, unless they are Zero Coupon Notes in which case references to Coupons and Couponholders in these Terms and Conditions are not applicable.

Subject as set out below, title to the Bearer Notes, Receipts and Coupons will pass by delivery and title to the Registered Notes will pass upon registration of transfers in accordance with the provisions of the Agency Agreement. The Issuer, any Agent and the Trustee will (except as otherwise required by law) deem and treat the bearer of any Bearer Note, Receipt or Coupon and the registered holder of any Registered Note as the absolute owner thereof (whether or not overdue and notwithstanding any notice of ownership or writing thereon or notice of any previous loss or theft thereof) for all purposes and shall incur no liability for so doing, in the case of any Global Note, without prejudice to the provisions set out in the next succeeding paragraph.

For so long as any of the Notes is represented by a Global Note held on behalf of Euroclear Bank S.A./N.V. as operator of the Euroclear System (**Euroclear**) and/or Clearstream Banking, société anonyme (**Clearstream, Luxembourg**), each person (other than Euroclear or Clearstream, Luxembourg) who is for the time being shown in the records of Euroclear or of Clearstream, Luxembourg as the holder of a particular nominal amount of such Notes (in which regard any certificate or other document issued by Euroclear or Clearstream, Luxembourg as to the nominal amount of such Notes standing to the account of any person shall be conclusive and binding for all purposes save in the case of manifest error) shall be treated by the Issuer, the Agents and the Trustee as the holder of such nominal amount of such Notes for all purposes other than with respect to the payment of principal or interest on such nominal amount of such Notes, for which purpose the bearer of the relevant Bearer Global Note or the registered holder of the relevant Registered Global Note shall be treated by the Issuer, any Agent and the Trustee as the holder of such nominal amount of such Notes in accordance with and subject to the terms of the relevant Global Note and the expressions **Noteholder** and **holder of Notes** and related expressions shall be construed accordingly. In determining whether a particular person is the holder of a particular nominal amount of Notes as aforesaid, the Trustee may rely on such evidence and/or information and/or certification as it shall, in its absolute discretion, think fit and, if it does so rely, such evidence and/or information and/or certification shall, in the absence of manifest error, be conclusive and binding on all concerned.

2. TRANSFERS OF REGISTERED NOTES

2.1 Transfers of interests in Registered Global Notes

Transfers of beneficial interests in Registered Global Notes will be effected by Euroclear or Clearstream, Luxembourg, as the case may be, and, in turn, by other participants and, if appropriate, indirect participants in such clearing systems acting on behalf of beneficial transferors and transferees of such interests. A beneficial interest in a Registered Global Note will, subject to compliance with all applicable legal and regulatory restrictions, be transferable for Notes in definitive form or for a beneficial interest in another Registered Global Note only in the authorised denominations set out in the applicable Final Terms and only in accordance with the rules and operating procedures for the time being of Euroclear or Clearstream, Luxembourg, as the case may be, and in accordance with the terms and conditions specified in the Agency Agreement.

2.2 Transfers of Registered Notes in definitive form

Subject as provided in paragraph 2.5 below, upon the terms and subject to the conditions set forth in the Agency Agreement, a Registered Note in definitive form may be transferred in whole or in part (in the authorised denominations set out in the applicable Final Terms). In order to effect any such transfer (a) the holder or holders must (i) surrender the Registered Note for registration of the transfer of the Registered Note (or the relevant part of the Registered Note) at the specified office of the Registrar or any Transfer Agent, with the form of transfer thereon duly executed by the holder or holders thereof or his or their attorney or attorneys duly authorised in writing and (ii) complete and deposit such other certifications as may be required by the Registrar or, as the case may be, the relevant Transfer Agent and (b) the Registrar or, as the case may be, the relevant Transfer Agent must, after due and careful enquiry, be satisfied with the documents of title and the identity of the person making the request. Any such transfer will be subject to such reasonable regulations as the Issuer and the Registrar may from time to time prescribe (the initial such regulations being set out in Schedule 3 to the Agency Agreement). Subject as provided above, the Registrar or, as the case may be, the relevant Transfer Agent will, within three business days (being for this purpose a day on which banks are open for business in the city where the specified office of the Registrar or, as the case may be, the relevant Transfer Agent is located) of the request (or such longer period as may be required to comply with any applicable fiscal or other laws or regulations), authenticate and deliver, or procure the authentication and delivery of, at its specified office to the transferee or (at the risk of the transferee) send by uninsured mail, to such address as the transferee may request, a new Registered Note in definitive form of a like aggregate nominal amount to the Registered Note (or the relevant part of the Registered Note) transferred. In the case of the transfer of part only of a Registered Note in definitive form, a new Registered Note in definitive form in respect of the balance of the Registered Note not transferred will be so authenticated and delivered or (at the risk of the transferor) sent to the transferor.

2.3 Registration of transfer upon partial redemption

In the event of a partial redemption of Notes under Condition 7, the Issuer shall not be required to register the transfer of any Registered Note, or part of a Registered Note, called for partial redemption.

2.4 Costs of registration

Noteholders will not be required to bear the costs and expenses of effecting any registration of transfer as provided above, except for any costs or expenses of delivery other than by regular uninsured mail and except that the Issuer may require the payment of a sum sufficient to cover any stamp duty, tax or other governmental charge that may be imposed in relation to the registration.

2.5 Exchanges and transfers of Registered Notes generally

Holders of Registered Notes in definitive form may exchange such Notes for interests in a Registered Global Note of the same type at any time.

2.6 Closed Periods

No Noteholder may require the transfer of a Registered Note to be registered (i) during the period of 15 days ending on the date for redemption of, or payment of any Instalment Amount in respect of, that Note, (ii) during the period of 15 days prior to any date on which Notes may be called for redemption by the Issuer at its option pursuant to Condition 7.3, (iii) after any such Note has been called for redemption or (iv) during the period of seven days ending on (and including) any Record Date.

3. STATUS OF THE NOTES

The Notes and the relative Receipts and Coupons constitute (subject to the provisions of Condition 4) unsecured and unsubordinated obligations of the Issuer and shall at all times rank *pari passu* and without any preference among themselves. The payment obligations of the Issuer under the Notes and the Receipts and Coupons relating to them shall, save for such exceptions as may be provided by applicable legislation and subject to Condition 4, at all times rank at least equally with all other unsecured and unsubordinated obligations in respect of borrowed money of the Issuer, present and future.

4. NEGATIVE PLEDGE

So long as any of the Notes, Receipts or Coupons remains outstanding (as defined in the Trust Deed) the Issuer will not, and will procure that none of its Subsidiaries will, create or permit to subsist any mortgage, lien, pledge or other charge upon, or with respect to, any of its present or future assets or revenues to secure any Relevant Indebtedness existing on or after the Issue Date of any person, unless the Issuer shall, simultaneously with, or prior to, the creation of any such charge take any and all action necessary to procure that all amounts payable by it under the Notes, the Coupons and the Trust Deed are secured equally and rateably by such charge to the satisfaction of the Trustee or such other security or other arrangement is provided either as the Trustee shall in its absolute discretion deem not materially less beneficial to the interests of the Noteholders or as shall be approved by an Extraordinary Resolution (as defined in the Trust Deed) of the Noteholders.

For the purposes of these Conditions:

(a) **Relevant Indebtedness** means any indebtedness which is in the form of or represented by any bonds, notes or other securities initially offered by or on behalf of the issuer thereof primarily to persons resident outside any country in the currency of which they are denominated or payable (whether compulsorily or at the option of the holder) and for the time being quoted, listed or dealt in on any stock exchange, or any guarantee of, or indemnity in respect of any such indebtedness. Where any bonds, notes or other securities are agreed to be issued to any person (wherever resident) with a view to being offered primarily to persons resident outside any country in the currency of which they are denominated or payable, they shall be deemed to have been so offered by or on behalf of the issuer thereof; and

(b) **Subsidiary** means a subsidiary within the meaning of section 736 of the Companies Act 1985.

5. INTEREST

5.1 Interest on Fixed Rate Notes

Each Fixed Rate Note bears interest on its outstanding nominal amount (or, if it is a Partly Paid Note, the amount paid up) from (and including) the Interest Commencement Date at the rate(s) per annum equal to the Rate(s) of Interest. Interest will be payable in arrear on the Interest Payment Date(s) in each year up to (and including) the Maturity Date.

Except as provided in the applicable Final Terms, the amount of interest payable on each Interest Payment Date in respect of the Fixed Interest Period ending on (but excluding) such date will amount to the Fixed Coupon Amount. Payments of interest on any Interest Payment Date will, if so specified in the applicable Final Terms, amount to the Broken Amount so specified.

In these Conditions, **Fixed Interest Period** means the period from (and including) an Interest Payment Date (or the Interest Commencement Date) to (but excluding) the next (or first) Interest Payment Date.

If interest is required to be calculated for a period other than a Fixed Interest Period, such interest shall be calculated by applying the Rate of Interest to each Specified Denomination, multiplying such sum by the applicable Day Count Fraction, and rounding the resultant figure to the nearest sub-unit of the relevant Specified Currency, half of any such sub-unit being rounded upwards or otherwise in accordance with applicable market convention.

Day Count Fraction means, in respect of the calculation of an amount of interest, in accordance with this Condition 5.1):

(a) if "Actual/Actual (ICMA)" is specified in the applicable Final Terms:

(i) in the case of Notes where the number of days in the relevant period from (and including) the most recent Interest Payment Date (or, if none, the Interest Commencement Date) to (but excluding) the relevant payment date (the **Accrual Period**) is equal to or shorter than the Determination Period during which the Accrual Period ends, the number of days in such Accrual Period divided by the product of (A) the number of days in such Determination Period and (B) the number of Determination Dates (as specified in the applicable Final Terms) that would occur in one calendar year; or

(ii) in the case of Notes where the Accrual Period is longer than the Determination Period during which the Accrual Period ends, the sum of:

(A) the number of days in such Accrual Period falling in the Determination Period in which the Accrual Period begins divided by the product of (X) the number of days in such Determination Period and (Y) the number of Determination Dates that would occur in one calendar year; and

(B) the number of days in such Accrual Period falling in the next Determination Period divided by the product of (X) the number of days in such Determination Period and (Y) the number of Determination Dates that would occur in one calendar year; and

(b) if "30/360" is specified in the applicable Final Terms, the number of days in the period from (and including) the most recent Interest Payment Date (or, if none, the Interest Commencement Date) to (but excluding) the relevant payment date (such number of days being calculated on the basis of a year of 360 days with 12 30-day months) divided by 360.

In these Conditions:

Determination Period means each period from (and including) a Determination Date to but excluding the next Determination Date (including, where either the Interest Commencement Date or the final Interest Payment Date is not a Determination Date, the period commencing on the first Determination Date prior to, and ending on the first Determination Date falling after, such date); and

sub-unit means, with respect to any currency other than euro, the lowest amount of such currency that is available as legal tender in the country of such currency and, with respect to euro, one cent.

5.2 Interest on Floating Rate Notes and Index Linked Interest Notes

(a) Interest Payment Dates

Each Floating Rate Note and Index Linked Interest Note bears interest on its outstanding nominal amount (or, if it is a Partly Paid Note, the amount paid up) from (and including) the Interest Commencement Date and such interest will be payable in arrear on either:

(i) the Specified Interest Payment Date(s) in each year specified in the applicable Final Terms; or

(ii) if no Specified Interest Payment Date(s) is/are specified in the applicable Final Terms, each date (each such date, together with each Specified Interest Payment Date, an **Interest Payment Date**) which falls the number of months or other period specified as the Specified Period in the applicable Final Terms after the preceding Interest Payment Date or, in the case of the first Interest Payment Date, after the Interest Commencement Date.

Such interest will be payable in respect of each Interest Period (which expression shall, in these Terms and Conditions, mean the period from (and including) an Interest Payment Date (or the Interest Commencement Date) to (but excluding) the next (or first) Interest Payment Date).

If a Business Day Convention is specified in the applicable Final Terms and (x) if there is no numerically corresponding day on the calendar month in which an Interest Payment Date should occur or (y) if any Interest Payment Date would otherwise fall on a day which is not a Business Day, then, if the Business Day Convention specified is:

(A) in any case where Specified Periods are specified in accordance with Condition 5.2(a)(ii) above, the Floating Rate Convention, such Interest Payment Date (i) in the case of (x) above, shall be the last day that is a Business Day in the relevant month and the provisions of (II) below shall apply *mutatis mutandis* or (ii) in the case of (y) above, shall be postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event (A) such Interest Payment Date shall be brought forward to the immediately preceding Business Day and (B) each subsequent Interest Payment Date shall be the last Business Day in the month which falls the Specified Period after the preceding applicable Interest Payment Date occurred; or

(B) the Following Business Day Convention, such Interest Payment Date shall be postponed to the next day which is a Business Day; or

(C) the Modified Following Business Day Convention, such Interest Payment Date shall be postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event such Interest Payment Date shall be brought forward to the immediately preceding Business Day; or

(D) the Preceding Business Day Convention, such Interest Payment Date shall be brought forward to the immediately preceding Business Day.

In these Conditions, **Business Day** means a day which is both:

I. a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in London and any Additional Business Centre specified in the applicable Final Terms; and

II. either (1) in relation to any sum payable in a Specified Currency other than euro, a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in the principal financial centre of the country of the relevant Specified Currency (if other than London and any Additional Business Centre and which if the Specified Currency is Australian dollars or New Zealand dollars shall be Sydney and Auckland, respectively) or (2) in relation to any sum payable in euro, a day on which the Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System (the **TARGET System**) is open.

(b) Rate of Interest

The Rate of Interest payable from time to time in respect of Floating Rate Notes and Index Linked Interest Notes will be determined in the manner specified in the applicable Final Terms.

(i) ISDA Determination for Floating Rate Notes

Where ISDA Determination is specified in the applicable Final Terms as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Period will be the relevant ISDA Rate plus or minus (as indicated in the applicable Final Terms) the Margin (if any). For the purposes of this subparagraph (i), **ISDA Rate** for an Interest Period means a rate equal to the Floating Rate that would be determined by the Principal Paying Agent under an interest rate swap transaction if the Principal Paying Agent were acting as Calculation Agent for that swap transaction under the terms of an agreement incorporating the 2000 ISDA Definitions, as published by the International Swaps and Derivatives Association, Inc. and as amended and updated as at the Issue Date of the first Tranche of the Notes (the **ISDA Definitions**) and under which:

(A) the Floating Rate Option is as specified in the applicable Final Terms;

(B) the Designated Maturity is a period specified in the applicable Final Terms; and

(C) the relevant Reset Date is either (i) if the applicable Floating Rate Option is based on the London interbank offered rate (**LIBOR**) or on the Euro-zone inter-bank offered rate (**EURIBOR**), the first day of that Interest Period or (ii) in any other case, as specified in the applicable Final Terms.

For the purposes of this subparagraph and the applicable Final Terms (i), **Floating Rate**, **Calculation Agent**, **Floating Rate Option**, **Designated Maturity** and **Reset Date** have the meanings given to those terms in the ISDA Definitions.

(ii) Screen Rate Determination for Floating Rate Notes

Where Screen Rate Determination is specified in the applicable Final Terms as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Period will, subject as provided below, be either:

(A) the offered quotation; or

(B) the arithmetic mean (rounded if necessary to the fifth decimal place, with 0.000005 being rounded upwards) of the offered quotations,

(expressed as a percentage rate per annum) for the Reference Rate which appears or appear, as the case may be, on the Relevant Screen Page as at 11.00 a.m. (London time, in the case of LIBOR, or Brussels time, in the case of EURIBOR) on the Interest Determination Date in question plus or minus (as indicated in the applicable Final Terms) the Margin (if any), all as determined by the Principal Paying Agent. If five or more of such offered quotations are available on the Relevant Screen Page, the highest (or, if there is more than one such highest quotation, one only of such quotations) and the lowest (or, if there is more than one such lowest quotation, one only of such quotations) shall be disregarded by the Principal Paying Agent for the purpose of determining the arithmetic mean (rounded as provided above) of such offered quotations.

The Agency Agreement contains provisions for determining the Rate of Interest in the event that the Relevant Screen Page is not available or if, in the case of (A) above, no such offered quotation appears or, in the case of (B) above, fewer than three such offered quotations appear, in each case as at the time specified in the preceding paragraph.

If the Reference Rate from time to time in respect of Floating Rate Notes is specified in the applicable Final Terms as being other than LIBOR or EURIBOR, the Rate of Interest in respect of such Notes will be determined as provided in the applicable Final Terms.

(c) Minimum Rate of Interest and/or Maximum Rate of Interest

If the applicable Final Terms specifies a Minimum Rate of Interest for any Interest Period, then, in the event that the Rate of Interest in respect of such Interest Period determined in accordance with the provisions of paragraph (b) above is less than such Minimum Rate of Interest, the Rate of Interest for such Interest Period shall be such Minimum Rate of Interest.

If the applicable Final Terms specifies a Maximum Rate of Interest for any Interest Period, then, in the event that the Rate of Interest in respect of such Interest Period determined in accordance with the provisions of paragraph (b) above is greater than such Maximum Rate of Interest, the Rate of Interest for such Interest Period shall be such Maximum Rate of Interest.

(d) Determination of Rate of Interest and calculation of Interest Amounts

The Principal Paying Agent, in the case of Floating Rate Notes, and the Calculation Agent, in the case of Index Linked Interest Notes, will at or as soon as practicable after each time at which the Rate of Interest is to be determined, determine the Rate of Interest for the relevant Interest Period. In the case of Index Linked Interest Notes, the Calculation Agent will notify the Principal Paying Agent of the Rate of Interest for the relevant Interest Period as soon as practicable after calculating the same.

The Principal Paying Agent will calculate the amount of interest (the **Interest Amount**) payable on the Floating Rate Notes or Index Linked Interest Notes in respect of each Specified Denomination for the relevant Interest Period. Each Interest Amount shall be calculated by applying the Rate of Interest to each Specified Denomination, multiplying such sum by the applicable Day Count Fraction, and rounding the resultant figure to the nearest sub-unit of the relevant Specified Currency, half of any such sub-unit being rounded upwards or otherwise in accordance with applicable market convention.

Day Count Fraction means, in respect of the calculation of an amount of interest in accordance with this Condition 5.2:

(i) if "Actual/365" or "Actual/Actual" is specified in the applicable Final Terms, the actual number of days in the Interest Period divided by 365 (or, if any portion of that Interest Period falls in a leap year, the sum of (A) the actual number of days in that portion of the Interest Period falling in a leap year divided by 366 and (B) the actual number of days in that portion of the Interest Period falling in a non-leap year divided by 365);

(ii) if "Actual/365 (Fixed)" is specified in the applicable Final Terms, the actual number of days in the Interest Period divided by 365;

(iii) if "Actual/365 (Sterling)" is specified in the applicable Final Terms, the actual number of days in the Interest Period divided by 365 or, in the case of an Interest Payment Date falling in a leap year, 366;

(iv) if "Actual/360" is specified in the applicable Final Terms, the actual number of days in the Interest Period divided by 360;

(v) if "30/360", "360/360" or "Bond Basis" is specified in the applicable Final Terms, the number of days in the Interest Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months (unless (a) the last day of the Interest Period is the 31st day of a month but the first day of the Interest Period is a day other than the 30th or 31st day of a month, in which case the month that includes that last day shall not be considered to be shortened to a 30-day month, or (b) the last day of the Interest Period is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month)); and

(vi) if "30E/360" or "Eurobond Basis" is specified in the applicable Final Terms, the number of days in the Interest Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months, without regard to the date of the first day or last day of the Interest Period unless, in the case of the final Interest Period, the Maturity Date is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month).

(e) Notification of Rate of Interest and Interest Amounts

The Principal Paying Agent or the relevant Calculation Agent will cause the Rate of Interest and each Interest Amount for each Interest Period and the relevant Interest Payment Date to be notified promptly to the Issuer, the Trustee and any stock exchange on which the relevant Floating Rate Notes or Index Linked Interest Notes are for the time being listed (and in any event no later than the first day of the relevant Interest Period) and notice thereof to be published in accordance with Condition 14 as soon as possible after their determination but in no event later than the fourth London Business Day thereafter. Each Interest Amount and Interest Payment Date so notified may subsequently be amended (or appropriate alternative arrangements made by way of adjustment) without prior notice in the event of an extension or shortening of the Interest Period. Any such amendment will be promptly notified to each stock exchange on which the relevant Floating Rate Notes or Index Linked Interest Notes are for the time being listed and to the

Noteholders in accordance with Condition 14. For the purposes of this paragraph, the expression **London Business Day** means a day (other than a Saturday or a Sunday) on which banks and foreign exchange markets are open for general business in London.

(f) Determination or Calculation by Trustee

If for any reason at any relevant time the Principal Paying Agent or, as the case may be, the Calculation Agent defaults in its obligation to determine the Rate of Interest or the Principal Paying Agent defaults in its obligation to calculate any Interest Amount in accordance with Condition 5.2(a) or Condition 5.2(b) above or as otherwise specified in the applicable Final Terms, as the case may be, and in each case in accordance with paragraph 5.2(d) above, the Trustee shall determine the Rate of Interest at such rate as, in its absolute discretion (having such regard as it shall think fit to the foregoing provisions of this Condition, but subject always to any Minimum Rate of Interest or Maximum Rate of Interest specified in the applicable Final Terms), it shall deem fair and reasonable in all the circumstances or, as the case may be, the Trustee shall calculate the Interest Amount(s) in such manner as it shall deem fair and reasonable in all the circumstances and each such determination or calculation shall be deemed to have been made by the Principal Paying Agent or the Calculation Agent, as applicable.

(g) Certificates to be final

All certificates, communications, opinions, determinations, calculations, quotations and decisions given, expressed, made or obtained for the purposes of the provisions of this Condition 5.2, whether by the Principal Paying Agent or, if applicable, the Calculation Agent or, if applicable, the Trustee, shall (in the absence of wilful default, bad faith or manifest error or proven error) be binding on the Issuer, the Principal Paying Agent, the Calculation Agent (if applicable), the other Agents and all Noteholders, Receiptholders and Couponholders and (in the absence as aforesaid) no liability to the Issuer, the Noteholders, the Receiptholders or the Couponholders shall attach to the Principal Paying Agent, or the Calculation Agent (if applicable) or the Trustee in connection with the exercise or non- exercise by it of its powers, duties and discretions pursuant to such provisions.

5.3 Interest on Dual Currency Interest Notes

The rate or amount of interest payable in respect of Dual Currency Interest Notes shall be determined in the manner specified in the applicable Final Terms.

5.4 Interest on Partly Paid Notes

In the case of Partly Paid Notes (other than Partly Paid Notes which are Zero Coupon Notes), interest will accrue as aforesaid on the paid-up nominal amount of such Notes and otherwise as specified in the applicable Final Terms.

5.5 Accrual of interest

Each Note (or in the case of the redemption of part only of a Note, that part only of such Note) will cease to bear interest (if any) from the date for its redemption unless, upon due presentation thereof, payment of principal is improperly withheld or refused. In such event, interest will continue to accrue as well after as before judgement as provided in the Trust Deed at the Rate of Interest for the Relevant Date (as defined in Condition 8).

6. PAYMENTS

6.1 Method of payment

Subject as provided below:

(a) payments in a Specified Currency other than euro will be made by credit or transfer to an account in the relevant Specified Currency (which, in the case of a payment in Japanese yen to a non-resident of Japan, shall be a non-resident account) maintained by the payee with, or, at the option of the payee, by a cheque in such Specified Currency drawn on, a bank in the principal financial centre of the country of such Specified Currency (which, if the Specified Currency is Australian dollars or New Zealand dollars, shall be Sydney and Auckland, respectively); and

(b) payments in euro will be made by credit or transfer to a euro account (or any other account to which euro may be credited or transferred) specified by the payee or, at the option of the payee, by a euro cheque.

Payments will be subject in all cases to any fiscal or other laws and regulations applicable thereto in the place of payment, but without prejudice to the provisions of Condition 8.

6.2 Presentation of definitive Bearer Notes, Receipts and Coupons

Payments of principal in respect of definitive Bearer Notes will (subject as provided below) be made in the manner provided in paragraph 6.1 above only against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of definitive Bearer Notes, and payments of interest in respect of definitive Bearer Notes will (subject as provided below) be made as aforesaid only against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of Coupons, in each case at the specified office of any Paying Agent outside the United States (which expression, as used herein, means the United States of America (including the States and the District of Columbia, its territories, its possessions and other areas subject to its jurisdiction)).

Payments of instalments of principal (if any) in respect of definitive Bearer Notes, other than the final instalment, will (subject as provided below) be made in the manner provided in paragraph 6.1 above against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of the relevant Receipt in accordance with the preceding paragraph. Payment of the final instalment will be made in the manner provided in paragraph 6.1 above only against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of the relevant Bearer Note in accordance with the preceding paragraph. Each Receipt must be presented for payment of the relevant instalment together with the definitive Bearer Note to which it appertains. Receipts presented without the definitive Bearer Note to which they appertain do not constitute valid obligations of the Issuer. Upon the date on which any definitive Bearer Note becomes due and repayable, unmatured Receipts (if any) relating thereto (whether or not attached) shall become void and no payment shall be made in respect thereof.

Fixed Rate Notes in definitive bearer form (other than Dual Currency Notes, Index Linked Notes or Long Maturity Notes (as defined below)) should be presented for payment together with all unmatured Coupons appertaining thereto (which expression shall for this purpose include Coupons falling to be issued on exchange of matured Talons), failing which the amount of any missing unmatured Coupon (or, in the case of payment not being made in full, the same proportion of the amount of such missing unmatured Coupon as the sum so paid bears to the sum due) will be deducted from the sum due for payment. Each amount of principal so deducted will be paid in the manner mentioned above against surrender of the relative missing Coupon at any time before the expiry of 10 years after the Relevant Date (as defined in Condition 8) in respect of such principal (whether or not such Coupon would otherwise have become void under Condition 9) or, if later, five years from the date on which such Coupon would otherwise have become due, but in no event thereafter.

Upon any Fixed Rate Note in definitive bearer form becoming due and repayable prior to its Maturity Date, all unmatured Talons (if any) appertaining thereto will become void and no further Coupons will be issued in respect thereof.

Upon the date on which any Floating Rate Note, Dual Currency Note, Index Linked Note or Long Maturity Note in definitive bearer form becomes due and repayable, unmatured Coupons and Talons (if any) relating thereto (whether or not attached) shall become void and no payment or, as the case may be, exchange for further Coupons shall be made in respect thereof. A **Long Maturity Note** is a Fixed Rate Note (other than a Fixed Rate Note which on issue had a Talon attached) whose nominal amount on issue is less than the aggregate interest payable thereon provided that such Note shall cease to be a Long Maturity Note on the Interest Payment Date on which the aggregate amount of interest remaining to be paid after that date is less than the nominal amount of such Note.

If the due date for redemption of any definitive Bearer Note is not an Interest Payment Date, interest (if any) accrued in respect of such Note from (and including) the preceding Interest Payment Date or, as the case may be, the Interest Commencement Date shall be payable only against surrender of the relevant definitive Bearer Note.

6.3 Payments in respect of Bearer Global Notes

Payments of principal and interest (if any) in respect of Notes represented by any Global Note in bearer form will (subject as provided below) be made in the manner specified above in relation to

definitive Bearer Notes and otherwise in the manner specified in the relevant Global Note against presentation or surrender, as the case may be, of such Global Note at the specified office of the Principal Paying Agent. A record of each payment made against presentation or surrender of any Global Note in bearer form, distinguishing between any payment of principal and any payment of interest, will be made on such Global Note by the Principal Paying Agent and such record shall be *prima facie* evidence that the payment in question has been made.

6.4 **Payments in respect of Registered Notes**

Payments of principal (other than instalments of principal prior to the final instalment) in respect of each Registered Note (whether or not in global form) will be made against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of the Registered Note at the specified office of the Registrar or any of the Paying Agents. Such payments will be made by transfer to the Designated Account (as defined below) of the holder (or the first named of joint holders) of the Registered Note appearing in the register of holders of the Registered Notes maintained by the Registrar (the **Register**) at the close of business on the third business day (being for this purpose a day on which banks are open for business in the city where the specified office of the Registrar is located) before the relevant due date. Notwithstanding the previous sentence, if (i) a holder does not have a Designated Account or (ii) the nominal amount of the Notes held by a holder is less than U.S.$250,000 (or its approximate equivalent in any other Specified Currency), payment will instead be made by a cheque in the Specified Currency drawn on a Designated Bank (as defined below). For these purposes, **Designated Account** means the account (which, in the case of a payment in Japanese Yen to a non-resident of Japan, shall be a nonresident account) maintained by a holder with a Designated Bank and identified as such in the Register and **Designated Bank** means (in the case of payment in a Specified Currency other than euro) a bank in the principal financial centre of the country of such Specified Currency (which, if the Specified Currency is Australian dollars or New Zealand dollars, shall be Sydney and Auckland, respectively) and (in the case of a payment in euro) any bank which processes payments in euro.

Payments of interest and payments of instalments of principal (other than the final instalment) in respect of each Registered Note will be made by a cheque in the Specified Currency drawn on a Designated Bank and mailed by uninsured mail on the business day in the city where the specified office of the Registrar is located immediately preceding the relevant due date to the holder (or the first named of joint holders) of the Registered Note appearing in the Register at the close of business on the fifteenth day (whether or not such fifteenth day is a business day) before the relevant due date (the **Record Date**) at his address shown in the Register on the Record Date and at his risk.

Upon application of the holder to the specified office of the Registrar not less than three business days in the city where the specified office of the Registrar is located before the due date for any payment of interest or an instalment of principal (other than the final instalment) in respect of a Registered Note, the payment may be made by transfer on the due date in the manner provided in the preceding paragraph. Any such application for transfer shall be deemed to relate to all future payments of interest (other than interest due on redemption) and instalments of principal (other than the final instalment) in respect of the Registered Notes which become payable to the holder who has made the initial application until such time as the Registrar is notified in writing to the contrary by such holder. Payment of the interest due in respect of each Registered Note on redemption and the final instalment of principal will be made in the same manner as payment of the nominal amount of such Registered Note as set out in the first sentence of Condition 6.4 above.

Holders of Registered Notes will not be entitled to any interest or other payment for any delay in receiving any amount due in respect of any Registered Note as a result of a cheque posted in accordance with this Condition arriving after the due date for payment or being lost in the post. No commissions or expenses shall be charged to such holders by the Registrar in respect of any payments of principal or interest in respect of the Registered Notes.

None of the Issuer or the Agents will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the Registered Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

6.5 General provisions applicable to payments

The holder of a Global Note shall be the only person entitled to receive payments in respect of Notes represented by such Global Note and the Issuer will be discharged by payment to, or to the order of, the holder of such Global Note in respect of each amount so paid. Each of the persons shown in the records of Euroclear or Clearstream, Luxembourg as the beneficial holder of a particular nominal amount of Notes represented by such Global Note must look solely to Euroclear or Clearstream, Luxembourg, as the case may be, for his share of each payment so made by the Issuer to, or to the order of, the holder of such Global Note.

Notwithstanding the foregoing provisions of this Condition, if any amount of principal and/or interest in respect of Bearer Notes is payable in U.S. dollars, such U.S. dollar payments of principal and/or interest in respect of such Notes will be made at the specified office of a Paying Agent in the United States if:

(a) the Issuer has appointed Paying Agents with specified offices outside the United States with the reasonable expectation that such Paying Agents would be able to make payment in U.S. dollars at such specified offices outside the United States of the full amount of principal and interest on the Bearer Notes in the manner provided above when due;

(b) payment of the full amount of such principal and interest at all such specified offices outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions on the full payment or receipt of principal and interest in U.S. dollars; and

(c) such payment is then permitted under United States law without involving, in the opinion of the Issuer, adverse tax consequences to the Issuer.

6.6 Payment Day

If the date for payment of any amount in respect of any Note, Receipt or Coupon is not a Payment Day, the holder thereof shall not be entitled to payment until the next following Payment Day in the relevant place and shall not be entitled to further interest or other payment in respect of such delay. For these purposes, **Payment Day** means any day which (subject to Condition 9) is:

(a) a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in:

  (i) the relevant place of presentation;

  (ii) London; and

  (iii) any Additional Financial Centre specified in the applicable Final Terms; and

(b) either (i) in relation to any sum payable in a Specified Currency other than euro, a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in the principal financial centre of the country of the relevant Specified Currency (if other than the place of presentation, London and any Additional Financial Centre and which if the Specified Currency is Australian dollars or New Zealand dollars shall be Sydney and Auckland, respectively) or (ii) in relation to any sum payable in euro, a day on which the TARGET System is open.

6.7 Interpretation of principal and interest

Any reference in these Terms and Conditions to principal in respect of the Notes shall be deemed to include, as applicable:

(a) any additional amounts which may be payable with respect to principal under Condition 8;

(b) the Final Redemption Amount of the Notes;

(c) the Early Redemption Amount of the Notes;

(d) the Optional Redemption Amount(s) (if any) of the Notes;

(e) in relation to Notes redeemable in instalments, the Instalment Amounts;

(f) in relation to Zero Coupon Notes, the Amortised Face Amount (as defined in Condition 7.5); and

(g) any premium and any other amounts (other than interest) which may be payable by the Issuer under or in respect of the Notes.

Any reference in these Terms and Conditions to interest in respect of the Notes shall be deemed to include, as applicable, any additional amounts which may be payable with respect to interest under Condition 8.

Payments subject to Laws: All payments are subject in all cases to any applicable laws, regulations and directives in the place of payment, but without prejudice to the provisions of Condition 8. No commission or expenses shall be charged to the Noteholders or Couponholders in respect of such payments.

7. REDEMPTION AND PURCHASE

7.1 Redemption at maturity

Unless previously redeemed or purchased and cancelled as specified below, each Note (including each Index Linked Redemption Note and Dual Currency Redemption Note) will be redeemed by the Issuer at its Final Redemption Amount specified in, or determined in the manner specified in, the applicable Final Terms in the relevant Specified Currency on the Maturity Date.

7.2 Redemption for tax reasons

The Notes may be redeemed at the option of the Issuer in whole, but not in part, at any time (if this Note is neither a Floating Rate Note, an Index Linked Interest Note or a Dual Currency Interest Note) or on any Interest Payment Date (if this Note is either a Floating Rate Note, an Index Linked Interest Note or a Dual Currency Interest Note), on giving not less than 15 nor more than 60 days' notice to the Trustee, the Principal Paying Agent and, in accordance with Condition 14, the Noteholders (which notice shall be irrevocable), if the Issuer delivers to the Trustee a certificate signed by two Directors of the Issuer stating that:

(a) on the occasion of the next payment due under the Notes the Issuer has or will become obliged to pay additional amounts as provided or referred to in Condition 8 as a result of any change in or amendment to, the laws or regulations of a Tax Jurisdiction (as defined in Condition 8) or any change in the application or interpretation of such laws or regulations, which change or amendment becomes effective on or after the date on which agreement is reached to issue the first Tranche of the Notes; and

(b) such obligation or treatment, as the case may be, cannot be avoided by the Issuer taking reasonable measures available to it,

PROVIDED THAT no such notice of redemption shall be given earlier than 90 days prior to the earliest date on which the Issuer would be obliged to pay such additional amounts or give effect to such treatment, as the case may be, were a payment in respect of the Notes then due.

The Trustee shall be entitled to accept the certificate as sufficient evidence of the satisfaction of the conditions precedent set out above, in which case it shall be conclusive and binding on the Noteholders, the Receiptholders and the Couponholders.

Notes redeemed pursuant to this Condition 7.2 will be redeemed at their Early Redemption Amount referred to in Condition 7.5 below together (if appropriate) with interest accrued to (but excluding) the date of redemption.

7.3 Redemption at the option of the Issuer (Issuer Call)

If Issuer Call is specified in the applicable Final Terms, the Issuer may, having (unless otherwise specified in the applicable Final Terms) given not less than 10 nor more than 30 days' notice to the Trustee, the Principal Paying Agent (and, in the case of a redemption of Registered Notes, the Registrar), the competent authority or stock exchange on which the Notes are listed, if any (if required by such competent authority or stock exchange) and, in accordance with Condition 14, the Noteholders (which notices shall be irrevocable), redeem all or some only (as specified in the applicable Final Terms) of the Notes then outstanding on the Optional Redemption Date(s) and at the Optional Redemption Amount(s) as specified in, or determined in the manner specified in,

the applicable Final Terms together, if appropriate, with interest accrued to (but excluding) the relevant Optional Redemption Date(s). Upon expiry of such notice the Issuer shall be bound to redeem the Notes accordingly. Any such redemption must be of a nominal amount not less than the Minimum Redemption Amount and not more than the Maximum Redemption Amount, in each case as may be specified in the applicable Final Terms. In the case of a partial redemption of Notes, the Notes to be redeemed (**Redeemed Notes**) will be selected individually by lot, in the case of Redeemed Notes represented by definitive Notes, and in accordance with the rules of Euroclear and/or Clearstream, Luxembourg, in the case of Redeemed Notes represented by a Global Note, not more than 10 days prior to the date fixed for redemption (such date of selection being hereinafter called the **Selection Date**). In the case of Redeemed Notes represented by definitive Notes, a list of the serial numbers of such Redeemed Notes will be published in accordance with Condition 14 not less than 10 days prior to the date fixed for redemption. The aggregate nominal amount of Redeemed Notes represented by definitive Notes shall bear the same proportion to the aggregate nominal amount of all Redeemed Notes as the aggregate nominal amount of definitive Notes outstanding bears to the aggregate nominal amount of the Notes outstanding, in each case on the Selection Date, provided that, such first mentioned nominal amount shall, if necessary, be rounded downwards to the nearest integral multiple of the Specified Denomination and the aggregate nominal amount of Redeemed Notes represented by a Global Note shall be equal to the balance of the Redeemed Notes. No exchange of the relevant Global Note will be permitted during the period from and including the Selection Date to and including the date fixed for redemption pursuant to this Condition 7.3 and notice to that effect shall be given by the Issuer to the Noteholders in accordance with Condition 14 at least five days prior to the Selection Date.

7.4 Redemption at the option of the Noteholders (Investor Put)

If Investor Put is specified in the applicable Final Terms, upon the holder of this Note giving to the Issuer, in accordance with Condition 14, not less than 10 nor more than 30 days' notice, the Issuer will, upon the expiry of such notice, redeem subject to, and in accordance with, the terms specified in the applicable Final Terms such Note on the Optional Redemption Date and at the Optional Redemption Amount together, if applicable, with interest accrued to (but excluding) the relevant Optional Redemption Date.

If this Note is in definitive form, to exercise the right to require redemption of this Note the holder of this Note must deliver such Note, on any Business Day (as defined in Condition 5) falling within the notice period at the specified office of any Paying Agent (in the case of Bearer Notes) or the Registrar (in the case of Registered Notes), accompanied by a duly signed and completed notice of exercise in the form (for the time being current) obtainable from any specified office of any Paying Agent or, as the case may be, the Registrar (a **Put Notice**) and in which the holder must specify a bank account (or, if payment is by cheque, an address) to which payment is to be made under this Condition and, in the case of Registered Notes, the nominal amount thereof to be redeemed and, if less than the full nominal amount of the Registered Notes so surrendered is to be redeemed, an address to which a new Registered Note in respect of the balance of such Registered Notes is to be sent subject to and in accordance with the provisions of Condition 2.2. If this Note is represented by a Global Note or is in definitive form and held through Euroclear or Clearstream, Luxembourg, to exercise the right to require redemption of this Note the holder of this Note must, within the notice period, give notice to the Principal Paying Agent (in the case of Bearer Notes) or the Registrar (in the case of Registered Notes) of such exercise in accordance with the standard procedures of Euroclear and Clearstream, Luxembourg (which may include notice being given on his instruction by Euroclear or Clearstream, Luxembourg or any common depositary for them to the Principal Paying Agent (in the case of Bearer Notes) or the Registrar (in the case of Registered Notes) by electronic means) in a form acceptable to Euroclear and Clearstream, Luxembourg from time to time and, if this Note is represented by a Global Note, at the same time present or procure the presentation of the relevant Global Note to the Principal Paying Agent (in the case of Bearer Notes) or the Registrar (in the case of Registered Notes) for notation accordingly.

Any Put Notice given by a holder of any Note pursuant to this paragraph shall be irrevocable except where prior to the due date of redemption an Event of Default shall have occurred and the Trustee has declared the Notes to be due and payable pursuant to Condition 10 in which event such holder, at its option, may elect by notice to the Issuer to withdraw the notice given pursuant to this paragraph.

7.5 Early Redemption Amounts

For the purpose of Conditions 7.2 to 7.4 above and Condition 10.1, each Note will be redeemed at its Early Redemption Amount calculated as follows:

(a) in the case of a Note with a Final Redemption Amount equal to the Issue Price, at the Final Redemption Amount thereof;

(b) in the case of a Note (other than a Zero Coupon Note but including an Instalment Note and a Partly Paid Note) with a Final Redemption Amount which is or may be less or greater than the Issue Price or which is payable in a Specified Currency other than that in which the Note is denominated, at the amount specified in, or determined in the manner specified in, the applicable Final Terms or, if no such amount or manner is so specified in the applicable Final Terms, at its nominal amount; or

(c) in the case of a Zero Coupon Note, at an amount (the **Amortised Face Amount**) calculated in accordance with the following formula:

Early Redemption Amount = $RP \times (1 + AY)^{y}$

where:

RP means the Reference Price; and

AY means the Accrual Yield expressed as a decimal; and

y is a fraction the numerator of which is equal to the number of days (calculated on the basis of a 360-day year consisting of 12 months of 30 days each) from (and including) the Issue Date of the first Tranche of the Notes to (but excluding) the date fixed for redemption or (as the case may be) the date upon which such Note becomes due and repayable and the denominator of which is 360,

or on such other calculation basis as may be specified in the applicable Final Terms.

7.6 Instalments

Instalment Notes will be redeemed in the Instalment Amounts and on the Instalment Dates. In the case of early redemption, the Early Redemption Amount will be determined pursuant to Condition 7.5 above.

7.7 Partly Paid Notes

Partly Paid Notes will be redeemed, whether at maturity, early redemption or otherwise, in accordance with the provisions of this Condition and the applicable Final Terms.

7.8 Purchases

The Issuer or its Holding Company (as defined in the Trust Deed) or any of their respective Subsidiaries may (subject as provided above) at any time purchase Notes (provided that, in the case of definitive Bearer Notes, all unmatured Receipts, Coupons and Talons appertaining thereto are purchased therewith) in the open market or otherwise in any manner or at any price. Such Notes may be held, reissued, resold or at the option of the Issuer or the relevant Holding Company or Subsidiary surrendered to the Principal Paying Agent for cancellation.

7.9 Cancellation

All Notes purchased by or on behalf of the Issuer, its Holding Company (as defined in the Trust Deed) or any of its Subsidiaries may be surrendered for cancellation, in the case of Bearer Notes, by surrendering each such Note together with all unmatured Receipts and Coupons and all unexchanged Talons to the Principal Paying Agent and, in the case of Registered Notes, by surrendering the certificate representing such Notes to the Registrar and, in each case, if so surrendered, shall, together with all Notes redeemed by the Issuer, be cancelled forthwith (together with all unmatured Receipts and Coupons and unexchanged Talons attached thereto or surrendered therewith). Any Notes so surrendered for cancellation may not be reissued or resold and the obligations of the Issuer in respect of any such Notes shall be discharged.

7.10 Late payment on Zero Coupon Notes

If the amount payable in respect of any Zero Coupon Note upon redemption of such Zero Coupon Note Condition to paragraph 7.1, 7.2, 7.3 or 7.4 above or upon its becoming due and

repayable as provided in Condition 10 is improperly withheld or refused, the amount due and repayable in respect of such Zero Coupon Note shall be the amount calculated as provided in paragraph 7.5(c) above as though the references therein to the date fixed for the redemption or the date upon which such Zero Coupon Note becomes due and payable were replaced by references to the date which is the earlier of:

(a) the date on which all amounts due in respect of such Zero Coupon Note have been paid; and

(b) five days after the date on which the full amount of the moneys payable in respect of such Zero Coupon Notes has been received by the Principal Paying Agent or the Registrar and notice to that effect has been given to the Noteholders in accordance with Condition 14.

8. TAXATION

All payments of principal and interest in respect of the Notes, Receipts and Coupons by the Issuer will be made free and clear of, and without withholding or deduction for or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature imposed, levied, collected, withheld or assessed by or on behalf of any Tax Jurisdiction unless such withholding or deduction is required by law. In such event, the Issuer will pay such additional amounts as shall be necessary in order that the net amounts received by the holders of the Notes, Receipts or Coupons after such withholding or deduction shall equal the respective amounts of principal and interest which would otherwise have been receivable in respect of the Notes, Receipts or Coupons, as the case may be, in the absence of such withholding or deduction; except that no such additional amounts shall be payable with respect to any Note, Receipt or Coupon:

(a) presented for payment by or by a third party on behalf of a holder who (i) could avoid such withholding or deduction by complying or procuring that any third party complies with any statutory requirements or by making or procuring that any third party makes a declaration of non-residence or other similar claim for exemption to any tax authority; or (ii) is liable for such taxes or duties in respect of such Note, Receipt or Coupon by reason of his having some connection with a Tax Jurisdiction other than the mere holding of such Note, Receipt or Coupon; or

(b) presented for payment more than 30 days after the Relevant Date (as defined below) except to the extent that the holder thereof would have been entitled to an additional amount on presenting the same for payment on such thirtieth day assuming that day to have been a Payment Day (as defined in Condition 6.6) in the place of surrender; or

(c) where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to European Council Directive 2003/48/EC or any law implementing or complying with, or introduced in order to conform to, such Directive; or

(d) presented for payment by or on behalf of a holder who is able to avoid such withholding or deduction by presenting the relevant Note, Receipt or Coupon to another Paying Agent in a Member State of the European Union.

In these Conditions:

(i) **Tax Jurisdiction** means the United Kingdom or any political subdivision or any authority thereof or therein having power to tax; and

(ii) the **Relevant Date** means the date on which such payment first becomes due, except that, if the full amount of the moneys payable has not been duly received by the Principal Paying Agent, the Trustee or the Registrar, as the case may be, on or prior to such due date, it means the date on which, the full amount of such moneys having been so received, notice to that effect is duly given to the Noteholders in accordance with Condition 14.

9. PRESCRIPTION

The Notes (whether in bearer or registered form), Receipts and Coupons will become void unless presented for payment within a period of 10 years (in the case of principal) and five years (in the case of interest) after the Relevant Date (as defined in Condition 8) therefor.

There shall not be included in any Coupon sheet issued on exchange of a Talon any Coupon the claim for payment in respect of which would be void pursuant to this Condition or Condition 6.2 or any Talon which would be void pursuant to Condition 6.2.

10. EVENTS OF DEFAULT

10.1 Events of Default

The Trustee at its discretion may, and if so requested in writing by the holders of at least one-quarter in nominal amount of the Notes then outstanding or if so directed by an Extraordinary Resolution of the Noteholders shall, (subject in each case to being indemnified to its satisfaction) give notice to the Issuer that the Notes are, and they shall accordingly forthwith become, immediately due and repayable at their nominal amount, together with accrued interest as provided in the Trust Deed, in any of the following events (each, an **Event of Default**):

(a) if default is made in the payment of any principal or interest due in respect of the Notes or any of them and the default continues for a period of ten Business Days; or

(b) if the Issuer fails to perform or observe any of its other obligations under these Conditions or the Trust Deed and (except in any case where the Trustee considers the matter which is the subject of the obligation to be incapable of performance or observation when no continuation or notice as is hereinafter mentioned will be required) the failure continues for the period of 30 days (or such longer period as the Trustee may permit) next following the service by the Trustee on the Issuer (as the case may be) of notice requiring the same to be remedied; or

(c) any Indebtedness For Borrowed Money (as defined below) of the Issuer amounting in aggregate to not less than £20,000,000 or its equivalent in other currencies becomes due and repayable prematurely by reason of an event of default (however described) or the Issuer fails to make payment in respect thereof on the due date for such payment as extended by any applicable grace period as originally provided or the security for any such Indebtedness For Borrowed Money becomes enforceable and steps are taken to enforce the same or if default is made by the Issuer in making any payment due under any guarantee and/or indemnity given by it in respect of any Indebtedness For Borrowed Money amounting in aggregate to not less than £20,000,000 or its equivalent in other currencies save in any such case to the extent that the Issuer certifies in a certificate signed by two of its Directors to the Trustee that there is a *bona fide* dispute as to whether payment or repayment is due; or

(d) if an administrator is appointed or any order is made by a competent court or resolution passed for winding up, or an administration order is made in relation to, the Issuer or if the Issuer stops payment of its obligations generally or ceases to carry on its business or substantially all thereof except that a winding up or a stopping of payment or cessation of business for the purpose of a reconstruction, union, transfer, merger or amalgamation of the Issuer the terms of which have previously been approved in writing by the Trustee, shall not constitute an Event of Default; or

(e) if an encumbrancer takes possession or an administrative or other receiver is appointed over the whole or any material part of the assets of the Issuer or if a distress or execution is levied or enforced upon or sued out against any material part of the assets of the Issuer and is not removed, discharged or paid out within 60 days; or

(f) If the Issuer is unable to pay its debts within the meaning of section 123(2) of the Insolvency Act of Great Britain or makes a general assignment for the benefit of its creditors;

PROVIDED THAT, in the case of any such event other than those described in subparagraph (a) above, the Trustee shall have certified to the Issuer that the such event is, in its opinion, materially prejudicial to the interests of the Noteholders.

For the purposes of this Condition **Indebtedness for Borrowed Money** means (a) borrowed money; and (b) liabilities under any bond, note, bill, debenture, loan stock or other security issued in respect of acceptance credit facilities or as consideration for assets or services, but excluding such liabilities incurred in relation to the acquisition of goods or services in the ordinary course of trading.

10.2 Enforcement

(a) The Trustee may at any time, at its discretion and without notice, take such proceedings against the Issuer as it may think fit to enforce the provisions of the Trust Deed, the Notes, the Receipts and the Coupons, but it shall not be bound to take any such proceedings or any other action in

relation to the Trust Deed, the Notes, the Receipts or the Coupons unless (a) it shall have been so directed by an Extraordinary Resolution of the Noteholders or so requested in writing by the holders of at least one-quarter in nominal amount of the Notes then outstanding and (b) it shall have been indemnified and/or secured to its satisfaction.

(b) No Noteholder shall be entitled to institute proceedings directly against the Issuer or prove in the winding-up of the Issuer unless the Trustee, having become bound to do so, fails to do so within a reasonable period and such failure is continuing.

11. REPLACEMENT OF NOTES, RECEIPTS, COUPONS AND TALONS

Should any Note, Receipt, Coupon or Talon be lost, stolen, mutilated, defaced or destroyed, it may be replaced at the specified office of the Principal Paying Agent (in the case of Bearer Notes, Receipts or Coupons) or the Registrar (in the case of Registered Notes) upon payment by the claimant of such costs and expenses as may be incurred in connection therewith and on such terms as to evidence and indemnity as the Issuer may reasonably require. Mutilated or defaced Notes, Receipts, Coupons or Talons must be surrendered before replacements will be issued.

12. AGENTS

The names of the initial Agents and their initial specified offices are set out below.

The Issuer is entitled, with the prior written approval of the Trustee, to vary or terminate the appointment of any Agent and/or appoint additional or other Agents and/or approve any change in the specified office through which any Agent acts, provided that:

(a) there will at all times be a Principal Paying Agent, a Paying Agent, a Transfer Agent and a Registrar;

(b) so long as the Notes are listed on any stock exchange or admitted to listing by any other relevant authority, there will at all times be a Paying Agent (in the case of Bearer Notes) and a Transfer Agent (in the case of Registered Notes) with a specified office in such place as may be required by the rules and regulations of the relevant stock exchange (or any other relevant authority);

(c) the Issuer undertakes that it will ensure that it maintains a Paying Agent in a Member State of the European Union that is not obliged to withhold or deduct tax pursuant to European Council Directive 2003/48/EC or any law implementing or complying with, or introduced in order to conform to, such Directive.

In addition, the Issuer shall forthwith appoint a Paying Agent having a specified office in New York City in the circumstances described in Condition 6.5. Any variation, termination, appointment or change shall only take effect (other than in the case of insolvency, when it shall be of immediate effect) after not less than 30 nor more than 45 days' prior notice thereof shall have been given to the Noteholders in accordance with Condition 14.

In acting under the Agency Agreement, the Agents act solely as agents of the Issuer and, in certain circumstances specified therein, of the Trustee and do not assume any obligation to, or relationship of agency or trust with, any Noteholders, Receiptholders or Couponholders. The Agency Agreement contains provisions permitting any entity into which any Agent is merged or converted or with which it is consolidated or to which it transfers all or substantially all of its assets to become the successor agent.

13. EXCHANGE OF TALONS

On and after the Interest Payment Date on which the final Coupon comprised in any Coupon sheet matures, the Talon (if any) forming part of such Coupon sheet may be surrendered at the specified office of the Principal Paying Agent or any other Paying Agent in exchange for a further Coupon sheet including (if such further Coupon sheet does not include Coupons to (and including) the final date for the payment of interest due in respect of the Note to which it appertains) a further Talon, subject to the provisions of Condition 9.

14. NOTICES

All notices regarding the Bearer Notes will be valid if published in a leading English language daily newspaper published in London or such other English language daily newspaper with general circulation in Europe as the Trustee may approve. It is expected that publication will normally be

made in the *Financial Times*. The Issuer shall also ensure that notices are duly published in a manner which complies with the rules and regulations of any stock exchange or relevant authority on which the Notes are for the time being listed or by which they have been admitted to listing. Any such notice will be deemed to have been given on the date of the first publication or, where required to be published in more than one newspaper, on the date of the first publication in all required newspapers. If publication as provided above is not practicable, notice will be given in such other manner, and shall be deemed to have been given on such date, as the Trustee may approve. Receiptholders and Couponholders will be deemed for all purposes to have notice of the contents of any notice given to the Noteholders in accordance with this Condition.

All notices regarding the Registered Notes will be deemed to be validly given if sent by first class mail or (if posted to an address overseas) by airmail to the holders (or the first named of joint holders) at their respective addresses recorded in the Register and will be deemed to have been given on the fourth day after mailing and, in addition, for so long as any Registered Notes are listed by or on a competent authority or stock exchange and the rules of that competent authority or stock exchange so require, such notice will be published in a daily newspaper of general circulation in the places or places required by that competent authority or stock exchange.

Until such time as any definitive Notes are issued, there may, so long as any Global Notes representing the Notes are held in their entirety on behalf of Euroclear and/or Clearstream, Luxembourg, be substituted for such publication in such newspaper(s) the delivery of the relevant notice to Euroclear and/or Clearstream, Luxembourg for communication by them to the holders of the Notes and, in addition, for so long as any Notes are listed on a stock exchange and the rules of that stock exchange (or any other relevant authority) so require, such notice will be published in a daily newspaper of general circulation in the place or places required by those rules. Any such notice shall be deemed to have been given to the holders of the Notes on the day after the day on which the said notice was given to Euroclear and/or Clearstream, Luxembourg.

Notices to be given by any Noteholder shall be in writing and given by lodging the same, together with the relative Note or Notes, with the Principal Paying Agent (in the case of Bearer Notes) or the Registrar (in the case of Registered Notes). Whilst any of the Notes are represented by a Global Note, such notice may be given by any holder of a Note to the Principal Paying Agent or the Registrar through Euroclear and/or Clearstream, Luxembourg, as the case may be, in such manner as the Principal Paying Agent, the Registrar and Euroclear and/or Clearstream, Luxembourg, as the case may be, may approve for this purpose.

15. MEETINGS OF NOTEHOLDERS, MODIFICATION, WAIVER AND SUBSTITUTION

The Trust Deed contains provisions for convening meetings of the Noteholders to consider any matter affecting their interests, including the sanctioning by Extraordinary Resolution of a modification of the Notes, the Receipts, the Coupons or any of the provisions of the Trust Deed. Such a meeting may be convened by the Issuer or the Trustee and shall be convened by the Issuer if required in writing by Noteholders holding not less than 10 per cent. in nominal amount of the Notes for the time being remaining outstanding. The quorum at any such meeting for passing an Extraordinary Resolution is one or more persons holding or representing a clear majority in nominal amount of the Notes for the time being outstanding, or at any adjourned meeting one or more persons being or representing Noteholders whatever the nominal amount of the Notes so held or represented, except that at any meeting the business of which includes the modification of certain provisions of the Notes, the Receipts or the Coupons (including but not limited to (i) modifying the dates of maturity or redemption of the Notes, any Instalment Date or any date for payment of principal or interest or Interest Amount thereon, (ii) reducing or cancelling the nominal amount of, or any Instalment Amount of, or any premium payable on redemption of, the Notes, (iii) reducing the rate or rates of interest payable in respect of the Notes or varying the method or basis of calculating the rate or rates or amount of interest or the basis for calculating any Interest Amount in respect of the Notes, (iv) altering the currency of payment or denomination of the Notes, the Receipts or the Coupons, (v) if a Minimum and/or a Maximum Rate of Interest, Instalment Amount or Redemption Amount is shown hereon, to reduce any such Minimum and/or Maximum, (vi) to vary any method of, or basis for, calculating the Final Redemption Amount, the Early Redemption Amount or the Optional Redemption Amount, including the method of calculating the Amortised Face Amount, or (vii) to modify the provisions concerning the quorum required at any meeting of Noteholders or the majority required to pass

the Extraordinary Resolution, the quorum shall be one or more persons holding or representing not less than two-thirds in nominal amount of the Notes for the time being outstanding, or at any adjourned such meeting one or more persons holding or representing not less than one-third in nominal amount of the Notes for the time being outstanding. An Extraordinary Resolution passed at any meeting of the Noteholders shall be binding on all the Noteholders, whether or not they are present at the meeting, and on all Receiptholders and Couponholders.

The Trust Deed provides for a resolution, with or without notice, in writing signed by or on behalf of the holder or holders of not less than 75 per cent. of the nominal amount of the Notes for the time being outstanding to be as effective and binding as if it were an Extraordinary Resolution duly passed at a meeting of the Noteholders.

The Trust Deed provides that a resolution which in the opinion of the Trustee affects the Notes of more than one series but does not give rise to a conflict of interest between the holders of Notes of any of the series so affected shall be deemed to have been duly passed if passed at a single meeting of the holders of the Notes of all the Series so affected.

The Trustee may agree, without the consent of the Noteholders, Receiptholders or Couponholders, to any modification of, or to the waiver or authorisation of any breach or proposed breach of, any of the provisions of the Notes or the Trust Deed, or determine, without any such consent as aforesaid, that any Event of Default or potential Event of Default shall not be treated as such, where, in any such case, it is not, in the opinion of the Trustee, materially prejudicial to the interests of the Noteholders so to do or may agree, without any such consent as aforesaid, to any modification which is of a formal, minor or technical nature or to correct a manifest error or an error which is, in the opinion of the Trustee, proven. Any such modification shall be binding on the Noteholders, the Receiptholders and the Couponholders and any such modification shall be notified to the Noteholders in accordance with Condition 14 as soon as practicable thereafter.

In connection with the exercise by it of any of its trusts, powers, authorities and discretions (including, without limitation, any modification, waiver, authorisation or determination), the Trustee shall have regard to the general interests of the Noteholders as a class (but shall not have regard to any interests arising from circumstances particular to individual Noteholders, Receiptholders or Couponholders whatever their number) and, in particular but without limitation, shall not have regard to the consequences of any such exercise for individual Noteholders, Receiptholders or Couponholders (whatever their number) resulting from their being for any purpose domiciled or resident in, or otherwise connected with, or subject to the jurisdiction of, any particular territory or any political sub-division thereof and the Trustee shall not be entitled to require, nor shall any Noteholder, Receiptholder or Couponholder be entitled to claim, from the Issuer, the Trustee or any other person any indemnification or payment in respect of any tax consequences of any such exercise upon individual Noteholders, Receiptholders or Couponholders except to the extent already provided for in Condition 8 and/or any undertaking or covenant given in addition to, or in substitution for, Condition 8 pursuant to the Trust Deed.

The Trustee may, without the consent of the Noteholders, agree with the Issuer, to the substitution in place of the Issuer (or of any previous substitute under this Condition) as the principal debtor under the Notes, Receipts, Coupons and the Trust Deed of another company, subject to (a) the Trustee being satisfied that the interests of the Noteholders will not be materially prejudiced by the substitution and (b) certain other conditions set out in the Trust Deed being complied with. In the case of such a substitution the Trustee may agree, without the consent of the Noteholders or the Couponholders, to a change of the law governing the Notes, the Receipts, the Coupons, the Talons and/or the Trust Deed provided that such change would not in the opinion of the Trustee be materially prejudicial to the interests of the Noteholders.

16. INDEMNIFICATION OF THE TRUSTEE AND TRUSTEE CONTRACTING WITH THE ISSUER AND TRUSTEE'S RETIREMENT AND REMOVAL

The Trust Deed contains provisions for the indemnification of the Trustee and for its relief from responsibility, including provisions relieving it from taking action unless indemnified and/or secure to its satisfaction.

The Trust Deed also contains provisions pursuant to which the Trustee is entitled, *inter alia*, (a) to enter into business transactions with the Issuer and/or any of its Subsidiaries and to act as trustee for the holders of any other securities issued or guaranteed by, or relating to, the Issuer and/or any

of its Subsidiaries, (b) to exercise and enforce its rights, comply with its obligations and perform its duties under or in relation to any such transactions or, as the case may be, any such trusteeship without regard to the interests of, or consequences for, the Noteholders, Receiptholders or Couponholders and (c) to retain and not be liable to account for any profit made or any other amount or benefit received thereby or in connection therewith.

The Trust Deed contains provisions allowing the Trustee to retire at any time on giving not less than 60 days' prior written notice to the Issuer without giving any reason and without being responsible for any Expenses (as defined in the Trust Deed) incurred by such retirement. The Noteholders may by Extraordinary Resolution remove any trustee or trustees for the time being of the Notes. The Trust Deed provides that the retirement or removal of any such Trustee shall not become effective until a successor trustee (being a trust corporation) is appointed. The Trust Deed provides that, in the event of the Trustee giving notice of retirement or being removed by Extraordinary Resolution under the Trust Deed, the Issuer shall use its best endeavours to procure that a new trustee is appointed as soon as reasonably practicable. If no appointment has become effective within 60 days of such notice or Extraordinary Resolution, the Trust Deed provides that the Trustee shall be entitled to appoint a trust corporation. Notice of any such change shall (if required by the Trustee) be given to the Noteholders in accordance with Condition 14 as soon as practicable thereafter.

17. FURTHER ISSUES

The Issuer is at liberty from time to time without the consent of the Noteholders, the Receiptholders or the Couponholders to create and issue further notes or bonds (whether in bearer or registered form) either (a) ranking *pari passu* in all respects (or in all respects save for the first payment of interest thereon) and so that the same shall be consolidated and form a single series with the outstanding notes or bonds of any series (including the Notes) constituted by the Trust Deed or any supplemental deed or (b) upon such terms as to ranking, interest, conversion, redemption and otherwise as the Issuer may determine at the time of the issue.

18. CONTRACTS (RIGHTS OF THIRD PARTIES) ACT 1999

No rights are conferred on any person under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Note, but this does not affect any right or remedy of any person which exists or is available apart from that Act.

19. GOVERNING LAW

The Trust Deed, the Agency Agreement, the Notes, the Receipts and the Coupons are governed by, and shall be construed in accordance with, English law.

USE OF PROCEEDS

The net proceeds from each issue of Notes will be applied by the Issuer for its general corporate purposes.

DESCRIPTION OF THE ISSUER

INTRODUCTION

The business of Marks and Spencer plc (the **Issuer** or **Marks and Spencer**) was founded in 1884. Since that time Marks and Spencer has grown to become one of the UK's leading retailers of clothing, food and home products with a turnover in excess of £7.9 billion (2004: £8.3 billion). The Issuer is the largest clothing retailer in the United Kingdom on the basis of clothing sales for the year ended 2nd April, 2005 exceeding £3.8 billion (2004: £4.0 billion). In addition to the core business within the United Kingdom, Marks and Spencer has expanded internationally to include 191 stores managed under franchise in 30 territories mostly in Europe, the Middle East, Asia and the Far East, stores in the Republic of Ireland, nine wholly-owned stores in Hong Kong and ownership of the US supermarket group, Kings Super Markets.

The registered address of the Issuer is Waterside House, 35 North Wharf Road, London W2 1NW and its telephone number is +44 20 7935 4422.

The market capitalisation of the Issuer on the London Stock Exchange at the close of business on 30th June, 2005 was £5,986 million ranking it, as at that date, the second largest multi departmental retailer quoted in the United Kingdom.

Marks and Spencer was incorporated in England in 1926 and re-registered as a public limited company with an indefinite life in 1981 and registered with the Registrar of Companies under registered number 00214436. On 19th March, 2002, it became a subsidiary of Marks and Spencer Group plc under a court approved scheme of arrangement made pursuant to section 425 of the United Kingdom Companies Act 1985. Marks and Spencer is wholly owned by (and the only asset of) the holding company of the Group and is domiciled in the United Kingdom.

UNITED KINGDOM CORE BUSINESS

The principal activity of the Group is retailing. Retail includes clothing, food, beauty products and products for the home, which are sold under the brand name "Marks & Spencer". The Issuer operates over 375 stores located throughout the United Kingdom providing nearly 12.5 million square feet of selling space

United Kingdom sales were £7,754.60 million (2004: £8,049.40 million) in the financial year ended 2nd April, 2005 and contributed £612.10 million (2004: £762 million) to operating profit.

INTERNATIONAL

In 2004/05 the international business delivered a turnover in excess of £675 million which was up 1.6 per cent. on the prior year. The Company increased franchised space by 23.3 per cent. last year and currently has a network of 191 stores in 30 territories.

Operating profit for those international retail businesses that trade under the Marks and Spencer brand increased by 45.2 per cent. to £60.7 million, over the course of the 2004/05 financial year, with strong year-on-year performances in the Republic of Ireland, Hong Kong and franchises. Operating profit at Kings Super Markets was £4.3 million as a result of actions taken last year to improve financial performance.

OTHER

Prior to November 2004, Marks and Spencer was involved in the provision of financial services under the brand name "Marks & Spencer Money". These financial services included the operations of the Group's retail financial services companies, which provide credit cards, account cards, personal loan, unit trust management, life insurance, personal insurance and pensions.

In November 2004 the Issuer sold Marks & Spencer Money to HSBC for £769 million. At the same time the Company entered into an agreement with HSBC whereby the Issuer will receive fees annually equating to 50 per cent. of the profit after tax of Marks & Spencer Money after deducting agreed operating and capital costs, as well as payments in relation to sales growth. The agreement will allow the Issuer to continue to share in the success of the business going forward.

TRADING STATEMENT

The following is extracted from the unaudited interim results announcement for Marks and Spencer plc for the 12 weeks to 1st October, 2005, as issued on 11th October, 2005:

- UK Retail sales up 3.3 per cent.: General Merchandise +0.4 per cent.; Food +6.3 per cent.;
- UK Retail like for like sales up 1.3 per cent.;
- Full price sales* of General Merchandise up 0.4 per cent.;

UK Retail Sales for the 12 weeks to 1st October, 2005 were +3.3 per cent. in total with General Merchandise +0.4 per cent. and Food +6.3 per cent. Within this Clothing was +0.2 per cent. and Home +2.1 per cent.

Like for like sales were up 1.3 per cent. in total compared with a decrease of 5.4 per cent. last quarter. General Merchandise like for like sales were down 0.2 per cent. against a decrease of 11.2 per cent. last quarter. Food like for like sales were up 2.7 per cent. compared with an increase of 0.7 per cent. last quarter. Full price sales of General Merchandise were up 0.4 per cent. against a decrease of 2.4 per cent. last quarter.

Our focus is on profitable full price sales, better buying and tight control of stocks and costs. We are committed to offering outstanding value, styling and service in a pleasant environment. We have concentrated on improving values as well as introducing better product and more newness. Customer reaction to our Autumn ranges has been positive. Our focus on rebuilding our Home business is showing through. Food continues to make progress and has delivered another quarter of like for like growth, driven by product innovation and availability. Customer perceptions of product and service have improved. This has been reinforced through our focussed advertising campaign for Food and Womenswear.

On Charles Wilson's departure on 28th October, 2005 all responsibility for IT, Logistics and Property will pass to Ian Dyson, Finance Director.

Stuart Rose, Chief Executive said:

"This is an encouraging performance, but there remains much to be done. The environment remains very difficult and we have the important Christmas trading period ahead. We are making progress. We are listening to our customers and feedback has been positive. The product is getting better, our stores are looking better. We are offering our customers better value. This will remain our focus."

* Non-clearance sales.

BOARD OF DIRECTORS

The functions of the directors of Marks and Spencer plc, each of whose business address is Waterside House, 35 North Wharf Road, London W2 1NW, and their principal activities outside the Group, where these are significant, are as follows:-

Name	*Position/Other Principal Activities*
S. A. R. Rose	Director (Chief Executive of Marks and Spencer Group plc) Non-Executive Director of Land Securities Group plc Chairman of The British Fashion Council
C. Wilson	Director (Executive Director of Marks and Spencer Group plc) (Retires 28 October 2005)
I. Dyson	Director (Chief Financial Officer of Marks and Spencer Group plc)
G. J. Oakley	Director and Company Secretary (Group Company Secretary of Marks and Spencer Group plc)

The are no other persons with administrative or management responsibilities within Marks and Spencer.

No potential conflicts of interests between any duties to Marks and Spencer in relation to the persons referred to above, and their private interests and/or other duties have been identified.

STRUCTURE

The Company is 100 per cent. owned by a Holding Company, Marks and Spencer Group plc. The principal subsidiary undertakings of the Company as at 2nd April, 2005 are as follows:

	Principal activity	*Country of incorporation and operation*	*Proportion of voting rights and shares held by: Company*	*A subsidiary*
Marks and Spencer International Holdings Limited	Holding Company	Great Britain	100%	–
Marks and Spencer (Nederland) BV	Holding Company	The Netherlands	–	100%
Marks & Spencer Finance Inc	Holding Company	United States	100%	–
Marks and Spencer (Ireland) Limited	Retailing	Republic of Ireland	–	100%
Kings Super Markets Inc	Retailing	United States	–	100%
Marks and Spencer (Asia Pacific) Limited	Retailing	Hong Kong	–	100%
M&S Card Services Limited	Credit Card Handling	Great Britain	100%	–
M.S. Insurance L.P.	Financial Services	Guernsey	–	100%
M.S. II Insurance L.P.	Financial Services	Guernsey	–	100%
Marks and Spencer Investments Limited	Finance	Great Britain	–	100%
St Michael Finance plc	Finance	Great Britain	100%	–
Marks and Spencer Finance plc	Finance	Great Britain	100%	–
Amethyst Leasing (Properties) Limited	Finance	Great Britain	–	100%
Amethyst Finance plc	Finance	Great Britain	–	–1
Marks & Spencer Chester Limited	Property Investment	Great Britain	100%	–
Marks and Spencer SCM Limited	Procurement	Great Britain	100%	–
The Zip Project Limited	Procurement	Great Britain	100%	–
Per Una Group Ltd	Procurement	Great Britain	100%	–

(1) Amethyst Finance plc is a wholly owned subsidiary of a non-group company but has been consolidated in the accounts as a quasi-subsidiary in accordance with FRS 5. The quasi-subsidiary has net assets of £0.1 (last year £nil), the material balances being securitised loan notes of £322.9 million (last year £325.6 million) offset by a receivable from a group company.

Note: Marks and Spencer plc is not dependant upon any other entity within the Group.

UNITED KINGDOM TAXATION

The comments below are of a general nature and reflect the understanding of the Issuer of current United Kingdom law and current United Kingdom HM Revenue and Customs practice at the date of this Offering Circular. The comments relate only to the position of persons who are the absolute beneficial owners of their Notes and Coupons and deal with United Kingdom withholding tax issues which arise on payments in respect of the Notes. They do not address other United Kingdom taxation implications of acquiring, holding or disposing of such Notes and Coupons (except direct assessment to income tax of interest and discounts on Notes) and may not apply to certain classes of persons (such as dealers in securities) or where the interest on any such Note is deemed to be the income of any person other than the Noteholders for United Kingdom tax purposes.

Prospective Noteholders who are in any doubt as to their tax position or may be subject to tax in a jurisdiction other than the United Kingdom are strongly recommended to seek independent advice.

So long as the Notes are and continue to be listed on a recognised stock exchange within the meaning of section 841 Income and Corporation Taxes Act 1988 (the London Stock Exchange is currently a recognised stock exchange for this purpose), payments of interest on the Notes may be made without withholding or deduction for or on account of United Kingdom income tax. Under a United Kingdom HM Revenue and Customs published interpretation, securities will be treated as listed on the London Stock Exchange's Gilt Edged and Fixed Interest Market if they are admitted to the Official List by the UK Listing Authority and admitted to trading on the London Stock Exchange's Gilt Edged and Fixed Interest Market.

Persons in the United Kingdom (a) paying interest to or receiving interest on behalf of another person, or (b) paying amounts due on redemption of the Notes which constitute deeply discounted securities as defined in the Income Tax (Trading and Other Revenue) Act 2005 to or receiving such amounts on behalf of another person who is an individual, may be required to provide certain information to the United Kingdom HM Revenue and Customs including the name and address of the beneficial owner of the interest or the amount payable on redemption and, in certain circumstances, such information may be exchanged with tax authorities in other countries.

Interest on Notes having a maturity of less than one year from the date of issue may also be paid without deduction for or on account of United Kingdom income tax provided that the relevant Notes are not issued as part of an arrangement the effect of which is to render such Notes part of a borrowing for a total period of one year or more.

In other cases, interest will generally be paid under deduction of United Kingdom income tax at the lower rate (currently 20 per cent.) subject to the availability of other exemptions or reliefs or to any direction to the contrary from the United Kingdom HM Revenue and Customs in respect of such relief as may be available pursuant to the provisions of any applicable double taxation treaty.

If the Notes are issued at a discount or redeemable at a premium, no United Kingdom withholding tax should apply to any premium or discount unless any element of the premium or discount were to be treated for tax purposes as yearly interest, in which case, payments thereof would be subject to United Kingdom withholding tax as outlined above.

The interest or any discount on a Note issued will have a United Kingdom source and accordingly, subject as set out below, may be chargeable to United Kingdom income tax by direct assessment. However, where the interest or the discount is paid without withholding or deduction, neither the interest nor any discount will be assessed to United Kingdom tax in the hands of a Noteholder who is not resident for tax purposes in the United Kingdom unless that Noteholder carries on a trade, profession or vocation in the United Kingdom through a United Kingdom branch or agency or, where the Noteholder is a company, through a permanent establishment in connection with which the interest or discount is received or to which those Notes are attributable. There are certain exemptions for interest and discounts received by specified categories of agent such as some brokers and investment managers.

Noteholders should note that the provisions relating to the payment of additional amounts referred to in "Terms and Conditions of the Notes – Taxation" above would not apply if the United Kingdom HM Revenue and Customs sought to assess directly the person entitled to the relevant interest to United Kingdom tax. However exemption from, or reduction of, such United Kingdom tax liability might be available under an applicable double taxation treaty.

Where interest has been paid under deduction of United Kingdom income tax, Noteholders who are not resident in the United Kingdom may be able to recover all or part of the tax deducted if there is an appropriate provision under an applicable double taxation treaty.

EU Savings Directive

Under EC Council Directive 2003/48/EC on the taxation of savings income, Member States are required to provide to the tax authorities of another Member State details of payments of interest (or similar income) paid by a person within its jurisdiction to an individual resident in that other Member State. However, for a transitional period, Belgium, Luxembourg and Austria are instead required (unless during that period they elect otherwise) to operate a withholding system in relation to such payments (the ending of such transitional period being dependent upon the conclusion of certain other agreements relating to information exchange with certain other countries). A number of non-EC countries and territories including Switzerland have agreed to adopt similar measures (a withholding system in the case of Switzerland).

SUBSCRIPTION AND SALE

The Dealers have, in a programme agreement (the **Programme Agreement**) dated 20th October, 2005, agreed with the Issuer a basis upon which they or any of them may from time to time agree to purchase Notes. Any such agreement will extend to those matters stated under "*Form of the Notes*" and "*Terms and Conditions of the Notes*". In the Programme Agreement, the Issuer has agreed to reimburse the Dealers for certain of their expenses in connection with the establishment and any future update of the Programme and the issue of Notes under the Programme and to indemnify the Dealers against certain liabilities incurred by them in connection therewith.

United States

The Notes have not been and will not be registered under the Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the Securities Act.

The Notes are subject to U.S. tax law requirements and may not be offered, sold or delivered within the United States or its possessions or to a United States person, except in certain transactions permitted by U.S. tax regulations. Terms used in this paragraph have the meanings given to them by the U.S. Internal Revenue Code of 1986 and regulations thereunder.

Each Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that it will not offer, sell or deliver Notes (a) as part of their distribution at any time or (b) otherwise until 40 days after the completion of the distribution, as determined and certified by the relevant Dealer or, in the case of an issue of Notes on a syndicated basis, the relevant lead manager, of all Notes of the Tranche of which such Notes are a part, within the United States or to, or for the account or benefit of, U.S. persons. Each Dealer has further agreed, and each further Dealer appointed under the Programme will be required to agree, that it will send to each dealer to which it sells any Notes during the distribution compliance period a confirmation or other notice setting forth the restrictions on offers and sales of the Notes within the United States or to, or for the account or benefit of, U.S. persons. Terms used in this paragraph have the meanings given to them by Regulation S under the Securities Act.

Until 40 days after the commencement of the offering of any Series of Notes, an offer or sale of such Notes within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the Securities Act if such offer or sale is made otherwise than in accordance with an available exemption from registration under the Securities Act.

Each issuance of Index Linked Notes or Dual Currency Notes shall be subject to such additional U.S. selling restrictions as the Issuer and the relevant Dealer may agree as a term of the issuance and purchase of such Notes, which additional selling restrictions shall be set out in the applicable Final Terms.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a **Relevant Member State**), each Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the **Relevant Implementation Date**) it has not made and will not make an offer of Notes to the public in that Relevant Member State, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Notes to the public in that Relevant Member State:

(a) in (or in Germany, where the offer starts within) the period beginning on the date of publication of a prospectus in relation to those Notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive and ending on the date which is 12 months after the date of such publication;

(b) at any time to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(c) at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(d) at any time in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer of Notes to the public" in relation to any Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression **Prospectus Directive** means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

Each Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that:

(a) in relation to any Notes which have a maturity of less than one year, (i) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (ii) it has not offered or sold and will not offer or sell any Notes other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the Notes would otherwise constitute a contravention of section 19 of the Financial Services and Markets Act 2000 (the **FSMA**) by the Issuer;

(b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of any Notes in circumstances in which section 21(1) of the FSMA does not apply to the Issuer; and

(c) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any Notes in, from or otherwise involving the United Kingdom.

Japan

The Notes have not been and will not be registered under the Securities and Exchange Law of Japan (the **Securities and Exchange Law**) and each Dealer has agreed, and each further Dealer appointed under the Programme will be required to agree, that it will not offer or sell any Notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organised under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

General

Each Dealer has agreed, and each further Dealer appointed under the Programme will be required to agree, that it will (to the best of its knowledge and belief) comply with all applicable securities laws and regulations in force in any jurisdiction in which it purchases, offers, sells or delivers Notes or possesses or distributes this Offering Circular and will obtain any consent, approval or permission required by it for the purchase, offer, sale or delivery by it of Notes under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such purchases, offers, sales or deliveries and neither the Issuer, the Trustee nor any of the other Dealers shall have any responsibility therefor.

None of the Issuer, the Trustee and the Dealers represents that Notes may at any time lawfully be sold in compliance with any applicable registration or other requirements in any jurisdiction, or pursuant to any exemption available thereunder, or assumes any responsibility for facilitating such sale.

With regard to each Tranche, the relevant Dealer will be required to comply with such other restrictions as the Issuer and the relevant Dealer shall agree and as shall be set out in the applicable Final Terms.

GENERAL INFORMATION

Authorisation

The establishment of the Programme and the issue of Notes thereunder have been duly authorised by a resolution of the Board of Directors of the Issuer dated 14th October, 2005.

Listing of Notes

The admission of Notes to the Official List will be expressed as a percentage of their nominal amount (excluding accrued interest). It is expected that each Tranche of Notes which is to be admitted to the Official List and to trading on the London Stock Exchange's Gilt Edged and Fixed Interest Market will be admitted separately as and when issued, subject only to the issue of a Global Note or Notes initially representing the Notes of such Tranche. The listing of the Programme in respect of Notes is expected to be granted on or before 24th October, 2005.

Documents Available

For the period of 12 months following the date of this Offering Circular, copies of the following documents will, when published, be available for inspection from the registered office of the Issuer and from the specified offices of the Paying Agents for the time being in London and Luxembourg:

(a) the Memorandum and Articles of Association of the Issuer;

(b) the audited financial statements of the Issuer in respect of the financial years ended 3rd April, 2004 and 2nd April, 2005, in each case together with the audit reports prepared in connection therewith. The Issuer currently prepares audited accounts on an annual basis;

(c) the most recently published audited annual financial statements of the Issuer and the most recently published unaudited interim financial statements (if any) of the Issuer, in each case together with the audit reports prepared in connection therewith. The Issuer currently prepares unaudited interim accounts on a semi-annual basis;

(d) the Programme Agreement, the Trust Deed, the Agency Agreement and the forms of the Global Notes, the Notes in definitive form, the Receipts, the Coupons and the Talons;

(e) a copy of this Offering Circular;

(f) any future offering circulars, prospectuses, information memoranda and supplements including Final Terms (save that a Final Terms relating to an unlisted Note will only be available for inspection by a holder of such Note and such holder must produce evidence satisfactory to the Issuer and the Paying Agent as to its holding of Notes and identity) to this Offering Circular and any other documents incorporated herein or therein by reference; and

(g) in the case of each issue of Notes admitted to trading on the Gilt Edged and Fixed Interest Market subscribed pursuant to a subscription agreement, the subscription agreement (or equivalent document).

Clearing Systems

The Notes have been accepted for clearance through Euroclear and Clearstream, Luxembourg (which are the entities in charge of keeping the records). The appropriate Common Code and ISIN for each Tranche of Notes allocated by Euroclear and Clearstream, Luxembourg will be specified in the applicable Final Terms. If the Notes are to clear through an additional or alternative clearing system the appropriate information will be specified in the applicable Final Terms.

The address of Euroclear is 3 Boulevard du Roi Albert II, B-1210 Brussels, Belgium and the address of Clearstream, Luxembourg is 42 Avenue J.F. Kennedy, L-1855 Luxembourg.

Significant or Material Change

There has been no significant change in the financial or trading position of the Issuer or Group and no material adverse change in the prospects of the Issuer or Group since 2nd April, 2005.

Litigation

Neither the Issuer nor any of its subsidiaries are or have been involved in any governmental, legal or arbitration proceedings (including any proceedings which are pending or threatened of which the Issuer is aware) in the 12 months preceding the date of this document which may have or have in such period had a significant effect on the financial position or profitability of the Issuer or the Group.

Auditors

The auditors of the Issuer are PricewaterhouseCoopers LLP (Chartered Accountants and Registered Auditors) of 1 Embankment Place, London WC2N 6RH, who have audited the Issuer's accounts, without qualification, in accordance with generally accepted auditing standards in England for each of the three financial years ended on 2nd April, 2005.

Post-issuance information

The Issuer does not intend to provide any post-issuance information in relation to any issues of Notes.

ISSUER

Marks and Spencer plc
Waterside House
35 North Wharf Road
London W2 1NW
United Kingdom

ARRANGER

Citigroup Global Markets Limited
Citigroup Centre
Canada Square
London E14 5LB
United Kingdom

DEALERS

Banco Bilbao Vizcaya Argentaria, S.A.
Via de los Poblados s/n
28033 Madrid
Spain

BNP PARIBAS
10 Harewood Avenue
London NW1 6AA
United Kingdom

Citigroup Global Markets Limited
Citigroup Centre
Canada Square
London E14 5LB
United Kingdom

Fortis Bank nv-sa
Montagne du Parc 3
B-1000
Brussels
Belgium

HSBC Bank plc
8 Canada Square
London E14 5HQ
United Kingdom

J.P. Morgan Securities Ltd.
125 London Wall
London EC2Y 5AJ
United Kingdom

Morgan Stanley & Co. International Limited
25 Cabot Square
Canary Wharf
London E14 4QA
United Kingdom

Coöperative Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)
Thames Court
One Queenhithe
London EC4V 3RL
United Kingdom

Standard Chartered Bank
6 Battery Road
Singapore 049909

TRUSTEE

The Law Debenture Trust Corporation p.l.c.
Fifth Floor
100 Wood Street
London EC2V 7EX
United Kingdom

ISSUING AND PAYING AGENT AND CALCULATION AGENT

Citibank, N.A.
5 Carmelite Street
London EC4Y 0PA
United Kingdom

REGISTRAR

Citigroup Global Markets Deutschland AG & Co. KGaA
Frankfurter Welle
Reuterweg 16
60323 Frankfurt am Main
Germany

LEGAL ADVISERS

To the Issuer as to English law

Allen & Overy LLP
One New Change
London EC4M 9QQ
United Kingdom

To the Dealers and the Trustee as to English law

Linklaters
One Silk Street
London EC2Y 8HQ
United Kingdom

AUDITORS

To the Issuer

PricewaterhouseCoopers LLP
1 Embankment Place
London WC2N 6RH
United Kingdom

MARKS & SPENCER

Printed in England – 81835

PAGE BROS